Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com
CONDENSED INTERIM FINANCIAL REPORT – SUPPLEMENTARY DATA

Novartis Q2 and H1 2018 Condensed Interim Financial Report – Supplementary Data

Novartis Q2 and H1 2018 Condensed Interim Financial Report – Supplementary Data

Key figures	Q2 2018	Q2 2017	% change		H1 2018	H1 2017	% change
	USD m	USD m	USD	cc 1	USD m	USD m	USD	cc 1
Net sales to third parties	13 158	12 242	7	5	25 852	23 781	9	5
Divisional operating income	2 645	2 386	11	8	5 279	4 407	20	14
Corporate income & expense, net	- 161	- 106	- 52	- 45	- 348	- 205	- 70	- 58
Operating income	2 484	2 280	9	6	4 931	4 202	17	11
As % of net sales	18.9	18.6			19.1	17.7
Income from associated companies	5 932	215	nm	nm	6 084	430	nm	nm
Interest expense	- 244	- 192	- 27	- 28	- 468	- 372	- 26	- 27
Other financial income and expense	47	12	nm	nm	81	2	nm	nm
Taxes	- 451	- 336	- 34	- 34	- 832	- 618	- 35	- 32
Net income	7 768	1 979	293	290	9 796	3 644	169	162
Basic earnings per share (USD)	3.34	0.84	298	294	4.21	1.54	173	166
Cash flows from operating activities	3 942	3 582	10		6 456	5 627	15
Free cash flow [1]	3 562	3 243	10		5 477	4 908	12
Core [1]
Core operating income	3 541	3 235	9	7	6 881	6 245	10	6
As % of net sales	26.9	26.4			26.6	26.3
Core net income	3 011	2 866	5	3	5 993	5 556	8	3
Basic core earnings per share (USD)	1.29	1.22	6	4	2.58	2.35	10	5
nm = not meaningful

Second quarter

Net sales
Net sales were USD 13.2 billion (+7%, +5% cc) in the second quarter, as volume growth of 9 percentage points (cc), mainly driven by Innovative Medicines growth drivers, was partly offset by the negative impacts of pricing (-2 percentage points) and generic competition (-2 percentage points).

Corporate income and expense, net
Corporate income and expense, which includes the cost of Group management and central services, amounted to an expense of USD 161 million in the second quarter compared to USD 106 million in the prior year, mainly due to lower income from retained vaccines intellectual property and lower contributions from the captive insurance companies.

Operating income
Operating income was USD 2.5 billion (+9%, +6% cc) mainly driven by higher sales and improved gross margin, partly offset by growth investments. Core adjustments amounted to USD 1.1 billion (2017: USD 1.0 billion). Operating income margin in constant currencies increased 0.2 percentage points; currency had a positive impact of 0.1 percentage points, resulting in a net increase of 0.3 percentage points to 18.9% of net sales.

Core operating income was USD 3.5 billion (+9%, +7% cc) driven by higher sales and improved gross margin, partly offset by investments for key growth drivers. Core operating income margin in constant currencies increased 0.5 percentage points; currency impact was not significant, resulting in a net increase of 0.5 percentage points to 26.9% of net sales.

Income from associated companies
Income from associated companies amounted to USD 5.9 billion in the second quarter compared to USD 215 million in the prior year quarter, an increase of USD 5.7 billion. This increase is mainly due to the pre-tax gain of USD 5.8 billion recognized on the divestment of the 36.5% stake in GlaxoSmithKline Consumer Healthcare Holdings Ltd. (GSK consumer healthcare joint venture). Excluding this divestment

1 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 54. Unless otherwise noted, all growth rates in this document refer to same period in prior year.

gain, income from associated companies amounted to USD 141 million compared to USD 215 million in the prior year quarter. The share of income from Roche Holding AG (Roche) amounted to USD 146 million compared to USD 119 million in the prior year quarter an increase of USD 27 million, mainly due to higher estimated income of Roche Holding AG. The share of income from the GSK consumer healthcare joint venture decreased by USD 84 million compared to the prior year quarter, due to the discontinuation of the recognition of income from April 1, 2018 (see Note 3).

Core income from associated companies in the second quarter amounted to USD 231 million compared to USD 325 million in prior year quarter. The core income contribution from Roche amounted to USD 226 million compared to USD 212 million in prior year quarter an increase of USD 14 million, mainly due to the higher estimated contribution from core income. The share of core income from the GSK consumer healthcare joint venture decreased by USD 90 million compared to the prior year quarter, due to the discontinuation of the recognition of the core income from associated companies from April 1, 2018 (see Note 3).

Interest expense and other financial income/expense
Interest expense amounted to USD 244 million, compared to USD 192 million in prior year, due to increased costs of USD 33 million related to the higher level of outstanding debt and increased costs of USD 19 million related to discounting of long term liabilities.

Other financial income and expense amounted to an income of USD 47 million compared to USD 12 million in prior year quarter. This is due to higher interest income of USD 47 million compared to USD 23 million in prior year, currency gain of USD 14 million compared to currency losses of USD 5 million in prior year and other financial expenses, net of USD 14 million compared to USD 6 million in the prior year.

Taxes
The tax rate in the second quarter was 5.5% compared to 14.5% in the prior year quarter, mainly due to the impact on taxes of the divestment of the 36.5% stake in the GSK consumer healthcare joint venture. Excluding the impact of the divestment, the tax rate in the second quarter would have been 16.3% compared to 14.5% in the prior year quarter. The increase was mainly a result of a change in profit mix to jurisdictions with higher tax rates and the discontinuation of the recognition of the income from associated companies related to the GSK consumer healthcare joint venture from April 1, 2018 (see Note 3). The core tax rate was 15.8% compared to 15.2% in the prior year.

Net income and EPS
Net income was USD 7.8 billion, compared to USD 2.0 billion in prior year, benefiting from a USD 5.7 billion net gain recognized from the sale of our stake in the GSK consumer healthcare joint venture.

EPS was USD 3.34, compared to USD 0.84 in prior year, driven by growth in net income and the lower number of shares outstanding.

Core net income was USD 3.0 billion (+5%, +3% cc) as growth in core operating income was partly offset by the discontinuation of core income from the GSK consumer healthcare joint venture.

Core EPS was USD 1.29 (+6%, +4% cc), driven by growth in core net income and the lower number of shares outstanding.

Free cash flow amounted to USD 3.6 billion (+10% USD) compared to USD 3.2 billion in prior year, driven by higher cash flows from operating activities.

First half

Net sales
Net sales were USD 25.9 billion (+9%, +5% cc) in the first half, as volume growth of 9 percentage points (cc), mainly driven by Innovative Medicines growth drivers, was partly offset by the negative impacts of pricing (-2 percentage points) and generic competition (-2 percentage points).

Corporate income and expense, net
Corporate income and expense, which includes the cost of Group management and central services, amounted to an expense of USD 348 million in the first half compared to USD 205 million in the prior year, mainly due to lower income from retained vaccines intellectual property and lower contributions from the Novartis Venture Fund and the captive insurance companies.

Operating income
Operating income was USD 4.9 billion (+17%, +11% cc) driven by higher sales and improved gross margin, partly offset by growth investments. Core adjustments amounted to USD 2.0 billion (2017: USD 2.0 billion). Operating income margin in constant currencies increased 1.1 percentage points; currency had a positive impact of 0.3 percentage points, resulting in a net increase of 1.4 percentage points to 19.1% of net sales.

Core operating income was USD 6.9 billion (+10%, +6% cc) driven by higher sales and improved gross margin, partly offset by growth investments. Core operating income margin in constant currencies increased 0.3 percentage points; currency impact was not significant, resulting in a net increase of 0.3 percentage points to 26.6% of net sales.

Income from associated companies
Income from associated companies amounted to USD 6.1 billion in the first half compared to USD 430 million in the prior year, an increase of USD 5.7 billion. This increase is mainly due to the pre-tax gain of USD 5.8 billion recognized on the divestment of the 36.5% stake in the GSK consumer healthcare joint venture. Excluding this divestment gain, income from associated companies amounted to USD 293 million compared to USD 430 million in the prior year.

The share of income from Roche was USD 171 million compared to USD 190 million in prior year. The higher estimated income for Roche of USD 39 million in the first half, was more than offset by the impact of a negative prior year true up of USD 125 million recognized in 2018, compared to a negative prior year true up of USD 67 million recognized in 2017. The share of income from the GSK consumer healthcare joint venture decreased by USD 99 million compared to the prior year, due to the discontinuation of the recognition of the income from April 1, 2018 (see Note 3).

Core income from associated companies in the first half amounted to USD 606 million compared to USD 677 million in prior year. The core income contribution from Roche amounted to USD 463 million compared to USD 419 million in prior year, an increase of USD 44 million, mainly due to the higher estimated contribution from core income. The share of core income from the GSK consumer healthcare joint venture decreased by USD 95 million compared to the prior year, due to the discontinuation of the recognition of the core income from associated companies from April 1, 2018 (see Note 3).

Interest expense and other financial income/expense
Interest expense was USD 468 million compared with USD 372 million in the prior year due to increased costs of USD 62 million related to the higher level of outstanding debt and increased costs of USD 34 million related to discounting of long term liabilities.

Other financial income and expense amounted to an income of USD 81 million compared to USD 2 million in prior year, due to higher interest income of USD 106 million compared to USD 41 million in prior year, lower currency losses of USD 4 million compared to currency losses of USD 32 million in prior year and other financial expenses, net of USD 21 million compared to USD 7 million in the prior year.

Taxes
The tax rate in the first half was 7.8% compared to 14.5% in the prior year, mainly due to the impact on taxes of the divestment of the 36.5% stake in the GSK consumer healthcare joint venture. Excluding the impact of the divestment, the tax rate in the first half would have been 16.1% compared to 14.5% in the prior year. The increase was mainly a result of a change in profit mix to jurisdictions with higher tax rates and the discontinuation of the recognition of the income from associated companies related to the GSK consumer healthcare joint venture from April 1, 2018 (see Note 3). The core tax rate was 15.6% compared to 15.2% in the prior year.

Net income and EPS
Net income was USD 9.8 billion, compared to USD 3.6 billion in prior year, benefiting from a USD 5.7 billion net gain recognized from the sale of our stake in the GSK consumer healthcare joint venture and the contribution from the growth in operating income, partly offset by the discontinuation of income from the GSK consumer healthcare joint venture.

EPS was USD 4.21, compared to USD 1.54 in prior year, driven by growth in net income and the lower number of shares outstanding.

Core net income was USD 6.0 billion (+8%, +3% cc) driven by growth in core operating income, partly offset by the discontinuation of core income from the GSK consumer healthcare joint venture.

Core EPS was USD 2.58 (+10%, +5% cc), driven by growth in core net income and the lower number of shares outstanding.

Free cash flow amounted to USD 5.5 billion (+12% USD) compared to USD 4.9 billion in prior year, mainly driven by higher cash flows from operating activities, partly offset by higher investments in intangible assets.

Innovative Medicines
	Q2 2018	Q2 2017	% change		H1 2018	H1 2017	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	8 876	8 084	10	8	17 274	15 602	11	7
Operating income	2 252	2 027	11	8	4 387	3 707	18	13
As % of net sales	25.4	25.1			25.4	23.8
Core operating income	2 854	2 496	14	12	5 485	4 851	13	8
As % of net sales	32.2	30.9			31.8	31.1

Following the product transfers announced on October 24, 2017 and January 24, 2018, results from the Innovative Medicines Division in 2018 and 2017 exclude the Ophthalmic OTC products and a small portfolio of surgical diagnostic products, transferred to the Alcon Division effective January 1, 2018.

Second quarter

Net Sales
Net sales were USD 8.9 billion (+10%, +8% cc) in the second quarter, as Pharmaceuticals grew 6% (cc) and Oncology grew 10% (cc). Volume contributed 12 percentage points to sales growth. Generic competition had a negative impact of 3 percentage points largely due to Gleevec/Glivec in the US and Europe and certain Ophthalmology products. Pricing had a negative impact of 1 percentage point.

Regionally, US sales (USD 3.0 billion, +9% cc) delivered a strong performance driven by Cosentyx, Entresto and Promacta/Revolade. Europe sales (USD 3.1 billion, +8% cc) were driven by continued strong performance of Cosentyx, Entresto and Jakavi. Japan sales (USD 0.6 billion, -2% cc) slightly declined, mainly due to the biennial price cut. Emerging Growth Markets sales increased 11% (cc) to USD 2.2 billion, mainly driven by double digit growth in China.

Novartis Pharmaceuticals BU sales were USD 5.4 billion (+6% cc). Immunology, Hepatology & Dermatology (USD 833 million, +39% cc) growth was driven by Cosentyx (USD 701 million, +40% cc). In Cardio-Metabolic, Entresto (USD 239 million, +113% cc) delivered strong growth. In Neuroscience, Gilenya (USD 866 million, +1% cc) grew slightly. Respiratory (USD 449 million, +9% cc) performance was driven by continued strong growth of Xolair (USD 261 million, +12% cc) and Ultibro (USD 116 million, +11% cc). Ophthalmology sales (USD 1.2 billion, -3% cc) decreased due to generic erosion in the US, partly offset by growth of Lucentis (USD 515 million, +4% cc).

Novartis Oncology BU sales increased by 10% (cc) to USD 3.4 billion. Growth was mainly driven by Promacta/Revolade (USD 292 million, +38% cc), AAA1 brands (USD 76 million), Tafinlar + Mekinist (USD 284 million, +28% cc), Kisqali (USD 59 million), Jakavi (USD 239 million, +24% cc), and Kymriah (USD 16 million). Gleevec/Glivec declined (USD 416 million, -20% cc) due to generic erosion.

Operating income
Operating income was USD 2.3 billion (+11%, +8% cc), mainly driven by higher sales and improved gross margin, partly offset by higher growth and launch investments and impairment charges. Operating income margin in constant currencies increased by 0.2 percentage points; currency had a positive impact of 0.1 percentage points, resulting in a net increase of 0.3 percentage points to 25.4% of net sales.

Core adjustments were USD 0.6 billion, including USD 0.5 billion for amortization of intangible assets. Prior-year core adjustments were USD 0.5 billion. Core adjustments increased compared to prior year mainly due to higher impairment charges partly offset by higher divestments gains. Core operating income was USD 2.9 billion (+14%, +12% cc). Core operating income margin in constant currencies increased by 1.2 percentage points; currency had a positive impact of 0.1 percentage points, resulting in a margin of 32.2% of net sales.

Core gross margin as a percentage of net sales increased by 1.0 percentage points (cc) mainly driven by productivity. Core R&D expenses were in line with prior year. Core SG&A expenses increased by 0.4 percentage points (cc), largely due to growth investments. Core Other Income and Expense, net increased the margin by 0.6 percentage points (cc), mainly due to income from the divestment of small non-strategic assets.

1 Products from the acquisition of Advanced Accelerator Applications S.A., including Lutathera and radiopharmaceutical diagnostic products

First half

Net sales
Innovative Medicines delivered net sales of USD 17.3 billion (+11%, +7% cc) in the first half, as Pharmaceuticals grew 6% (cc) and Oncology grew 8% (cc). Volume contributed 12 percentage points to sales growth. Generic competition had a negative impact of 3 percentage points largely due to Gleevec/Glivec. Pricing had a negative impact of 2 percentage points.

In the US (USD 5.7 billion, +8% cc), the strong performance was driven by Cosentyx, Entresto and Promacta/Revolade. Europe sales (USD 6.2 billion, +7% cc) were driven by Cosentyx, Entresto and Jakavi. Japan sales (USD 1.2 billion, -4% cc) declined versus the prior year, mainly due to the biennial price cut and generic competition. Emerging Growth Markets sales increased 10% (cc) to USD 4.4 billion.

Operating income
Operating income was USD 4.4 billion (+18%, +13% cc) mainly driven by higher sales, partly offset by higher growth and launch investments. Operating income margin in constant currencies increased 1.4 percentage points; currency had a positive impact of 0.2 percentage points, resulting in a net increase of 1.6 percentage points to 25.4% of net sales.

Core adjustments amounted to USD 1.1 billion, mainly due to USD 1.0 billion of amortization of intangible assets. Core adjustments were in line with prior year. Core operating income was USD 5.5 billion (+13%, +8% cc). Core operating income margin in constant currencies increased by 0.5 percentage points; currency had a positive impact of 0.2 percentage points, resulting in a net increase of 0.7 percentage points to 31.8% of net sales.

Core gross margin as a percentage of net sales increased by 0.4 percentage points (cc) driven by favorable product mix and productivity. Core R&D expenses decreased by 0.3 percentage points (cc). Core SG&A expenses increased by 0.2 percentage points (cc), largely due to growth investments. Core Other Income and Expense, net were in line with prior year.

Innovative Medicines product review

All comments below focus on second quarter movements in constant currencies. More information on the products can be found in our annual report.

ONCOLOGY BUSINESS UNIT

	Q2 2018	Q2 2017	% change		H1 2018	H1 2017	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Tasigna	488	463	5	4	954	874	9	6
Gleevec/Glivec	416	506	-18	-20	808	1 050	-23	-26
Sandostatin	399	404	-1	-2	799	789	1	-1
Afinitor/Votubia	408	385	6	5	783	729	7	5
Tafinlar + Mekinist[1]	284	216	31	28	551	403	37	31
Exjade/Jadenu	289	267	8	6	550	514	7	4
Promacta/Revolade	292	210	39	38	549	385	43	39
Jakavi	239	186	28	24	473	348	36	27
Votrient	219	204	7	6	433	382	13	10
Kisqali	59	8	nm	nm	103	15	nm	nm
Lutathera	24		nm	nm	30		nm	nm
Kymriah	16		nm	nm	28		nm	nm
Other	300	225	33	31	563	441	28	22
Total Oncology business unit	3 433	3 074	12	10	6 624	5 930	12	8

     1Majority of sales for Mekinist and Tafinlar are combination, but both can be used as a monotherapy nm = not meaningful

Tasigna (USD 488 million, +4% cc) grew solidly driven by the US and Latin American markets.

Gleevec/Glivec (USD 416 million, -20% cc) continued to decline due to generic competition in most major markets.

Sandostatin (USD 399 million, -2% cc) declined slightly, due to competitive pressures in Europe, Japan and the US.

Afinitor/Votubia (USD 408 million, +5% cc) sales grew supported by the neuroendocrine tumor (NET) and tuberous sclerosis complex (TSC) indications, partly offset by competitive pressure in the breast cancer and renal cell carcinoma indications.
Tafinlar + Mekinist (USD 284 million, +28% cc) continued strong double-digit growth in melanoma and NSCLC across all regions due to increased demand.

Exjade/Jadenu (USD 289 million, +6% cc) grew strongly across most regions. Sales in Latin American markets declined driven by LOE.
Promacta/Revolade (USD 292 million, +38% cc) grew at a strong double-digit rate across all regions driven by increased demand and continued uptake of the thrombopoietin class for chronic immune thrombocytopenia.
Jakavi (USD 239 million, +24% cc) continued strong double-digit growth across all regions driven by the myelofibrosis indication and reimbursement of the second-line polycythemia vera indication in additional countries.
Votrient (USD 219 million, +6% cc) sales grew driven by Emerging Growth Markets and Japan partially offset by competitive pressures in the US and Europe.
Kisqali (USD 59 million) continues to progress with growth in the US and launches in some EU countries. Additional markets in the EU are expected to gain reimbursement over the next 12 months and filings are underway with other health authorities worldwide.

Lutathera (USD 24 million) launch in the US is progressing well, with over 50 centers actively treating. The Centers for Medicare & Medicaid Services (CMS) granted Lutathera Pass-Through status, effective July 1, 2018. Sales from all AAA brands (including Lutathera and radiopharmaceutical diagnostic products) were USD 76 million in the quarter. In Europe, full reimbursement for Lutathera has been achieved in some countries, with more expected during 2018.

Kymriah (USD 16 million) received FDA approval in May 2018 for the treatment of relapsed or refractory (r/r) adult DLBCL patients. Kymriah also received a positive opinion by the CHMP in June for the treatment of r/r adult DLBCL patients and r/r pediatric and young adult ALL patients. In addition, Novartis recently signed an agreement for manufacturing CAR-T therapies with CELLforCURE, one of the first and largest Contract Development and Manufacturing Organization in Europe producing cell and gene therapies. Kymriah is an innovative immunocellular therapy that is a one-time treatment manufactured individually for each patient using the patient’s own T cells.

PHARMACEUTICAL BUSINESS UNIT

OPHTHALMOLOGY

	Q2 2018	Q2 2017	% change		H1 2018	H1 2017	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Lucentis	515	477	8	4	1 035	922	12	5
Travoprost Group	134	142	-6	-7	258	290	-11	-14
Topical Olopatadine Group	58	76	-24	-25	154	176	-13	-15
Other	473	491	-4	-4	890	945	-6	-8
Total Ophthalmology	1 180	1 186	-1	-3	2 337	2 333	0	-4

Lucentis (USD 515 million, +4%), sales delivered solid growth driven by Europe and Emerging Growth Markets, including China.

Travoprost Group (USD 134 million, -7%) sales declined mainly due to generic competition in Europe.

Topical Olopatadine Group (USD 58 million, -25%) sales declined mainly due to generic competition for Pataday in the US.

NEUROSCIENCE

	Q2 2018	Q2 2017	% change		H1 2018	H1 2017	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Gilenya	866	837	3	1	1 687	1 559	8	5
Other	23	27	-15	-21	43	51	-16	-21
Total Neuroscience	889	864	3	1	1 730	1 610	7	4

Gilenya (USD 866 million, +1% cc), with approximately 255,000 patients treated worldwide, grew slightly, driven by increased demand in Europe. On July 11, 2018, the PTAB issued a decision upholding the validity of the dosage regimen patent. A favorable resolution of the dosage regimen patent litigation may enable a longer period of US market exclusivity for Gilenya.

IMMUNOLOGY, HEPATOLOGY and DERMATOLOGY

	Q2 2018	Q2 2017	% change		H1 2018	H1 2017	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Cosentyx	701	490	43	40	1 281	900	42	38
Ilaris	132	98	35	34	258	180	43	40
Other		1	-100	-100		1	-100	-100
Total Immunology, Hepatology and Dermatology	833	589	41	39	1 539	1 081	42	38
Xolair sales for all indications are reported in the Respiratory franchise

Cosentyx (USD 701 million, +40% cc) delivered strong volume growth across all indications in the US and EU. In the US, Cosentyx (USD 409 million, 33% cc) growth was driven by strong demand. In the rest of world, Cosentyx sales showed strong double digit growth (+53% cc) to USD 292 million. In May, Novartis announced plans to initiate ARROW, a head-to-head trial assessing the mechanistic superiority of direct IL-17A inhibition over IL-23 inhibition, in clearing of Stelara®-resistant psoriasis plaques.

Ilaris (USD 132 million, +34% cc) sales were driven by continued strong double digit growth across most regions and indications.

Xolair continued to grow in Chronic Spontaneous Urticaria (CSU, also known as CIU), a severe skin disease, driven by increasing disease awareness. Asthma indication is managed by the Respiratory franchise which reports all Xolair sales.

RESPIRATORY

	Q2 2018	Q2 2017	% change		H1 2018	H1 2017	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Ultibro Breezhaler	116	99	17	11	222	190	17	7
Seebri Breezhaler	39	36	8	2	77	72	7	-1
Onbrez Breezhaler	27	28	-4	-6	54	56	-4	-9
Subtotal COPD Portfolio	182	163	12	6	353	318	11	2
Xolair	261	226	15	12	516	428	21	13
Other	6	4	50	30	13	11	18	6
Total Respiratory	449	393	14	9	882	757	17	8
Xolair sales for all indications are reported in the Respiratory franchise

Ultibro Breezhaler (USD 116 million, +11% cc) an inhaled LABA/LAMA, grew double digit, driven by positive FLAME and CLAIM study results as well as the GOLD Strategy 2018 Report and further supported by the recently published SUNSET study results.

Seebri Breezhaler (USD 39 million, +2% cc) an inhaled LAMA, was stable.

Onbrez Breezhaler (USD 27 million, -6% cc) an inhaled LABA, declined, due in part to a focus of resources on Ultibro Breezhaler.

Xolair (USD 261 million, +12% cc) continued to grow in both indications. Growth in Severe Allergic Asthma was driven by strong performance in Europe.

CARDIO-METABOLIC

	Q2 2018	Q2 2017	% change		H1 2018	H1 2017	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Entresto	239	110	117	113	439	194	126	119
Other	6	3	100	52	10	7	43	38
Total Cardio-Metabolic	245	113	117	111	449	201	123	116
Entresto (USD 239 million, +113% cc) sales more than doubled driven by strong uptake in all launched markets (US +95% cc, rest of world +145% cc). New patient numbers continue to grow steadily in the US. Strong momentum around new post hoc analyses of the PARADIGM-HF clinical trial demonstrating effect on quality of life and helping to preserve kidney function.
ESTABLISHED MEDICINES
	Q2 2018	Q2 2017	% change		H1 2018	H1 2017	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Galvus Group	332	310	7	7	650	596	9	6
Diovan Group	244	240	2	0	509	482	6	2
Exforge Group	250	239	5	2	498	467	7	1
Neoral/Sandimmun(e)	120	123	-2	-6	235	238	-1	-6
Voltaren/Cataflam	114	109	5	4	229	228	0	-3
Zortress/Certican	115	100	15	12	224	191	17	12
Other	672	744	-10	-11	1 368	1 488	-8	-11
Total Established Medicines	1 847	1 865	-1	-2	3 713	3 690	1	-3

Galvus Group (USD 332 million, +7% cc) continues to grow driven by solid performance in Emerging Growth Markets including China.

Diovan Group (USD 244 million, 0% cc) was in line with prior year as Emerging Growth Markets performance, mostly China, was offset by decline in Japan, Europe and US due to generic competition.

Exforge Group (USD 250 million, +2% cc) grew, driven by Emerging Growth Markets, partly offset by generic competition in Europe and Japan.

Neoral/Sandimmun(e) (USD 120 million, -6% cc) declined due to generic competition and mandatory price reductions, mainly in Europe and Japan.

Voltaren/Cataflam (USD 114 million, +4% cc) grew despite generic competition.

Zortress/Certican (USD 115 million, +12% cc) continued to show growth across most regions.

Sandoz
	Q2 2018	Q2 2017	% change		H1 2018	H1 2017	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 463	2 451	0	-2	4 980	4 881	2	-3
Operating income	328	330	-1	-2	737	673	10	4
As % of net sales	13.3	13.5			14.8	13.8
Core operating income	480	497	-3	-5	979	957	2	-2
As % of net sales	19.5	20.3			19.7	19.6

Second quarter

Net sales
Sandoz net sales were USD 2.5 billion (0%, -2% cc) in the second quarter, as 9 percentage points of price erosion, mainly in the US, were largely offset by volume growth of 7 percentage points. Excluding the US, net sales grew by 5% (cc).

Sales in Europe were USD 1.2 billion (+7% cc), driven by biosimilars mainly in Germany, Italy and the UK. Sales in the US were USD 692 million (-16% cc), mainly due to continued industry-wide pricing pressure including customer consolidation. Sales in Asia / Africa / Australasia were USD 341 million       (-2% cc). Sales in Latin America were USD 98 million (-2% cc).

Global sales of Biopharmaceuticals (biosimilars, biopharmaceutical contract manufacturing and Glatopa) grew 34% (cc) to USD 363 million, driven by both Europe and US. By region, Europe continued strong double-digit growth driven by Rixathon (rituximab) and Erelzi (etanercept), launched in H2 2017. In the US, growth was driven by Zarxio and Omnitrope.

Retail sales were USD 2.0 billion (-8% cc), due to the decline in the US (-22% cc). Total Anti-Infectives franchise sales were USD 332 million (+9% cc), including finished dosage forms sold under the Sandoz name and Anti-Infectives sold to third parties for sale under their own name (USD 145 million, +13% cc).

Operating income
Operating income was USD 328 million (-1%, -2% cc) mainly due to lower sales and higher ex-US M&S investments, partly offset by a legal settlement gain. Operating income margin in constant currencies is in line with prior year; currency had a negative impact of 0.2 percentage points resulting in a net decrease of 0.2 percentage points to 13.3% of net sales.

Core adjustments amounted to USD 152 million, including USD 95 million of amortization. Prior year core adjustments were USD 167 million. Core adjustments decreased compared to prior year as a legal settlement gain more than offset higher restructuring and impairment charges. Core operating income was USD 480 million (-3%, -5% cc), mainly due to lower sales and higher ex-US M&S investments, partly offset by core gross margin expansion. Core operating income margin decreased by 0.6 percentage points; currency had a negative impact of 0.2 percentage points, resulting in a net decrease of 0.8 percentage points to 19.5% of net sales.

Core gross margin as a percentage of net sales increased by 0.9 percentage points (cc), driven by favorable product and geographic mix and ongoing productivity improvements, which more than offset the impact of price erosion. Core R&D expenses decreased by 0.2 percentage points (cc). Core SG&A expenses increased by 2.6 percentage points (cc), mainly due to higher M&S investments in key ex-US markets. Core Other Income and Expense, had a positive margin contribution of 0.9 percentage points (cc) mainly due to the release of a US legal provision.

First half

Net sales
Sandoz net sales were USD 5.0 billion (+2%, -3% cc) in the first half, as 8 percentage points of price erosion, mainly in the US, were partly offset by volume growth of 5 percentage points. Excluding the US, net sales grew by 5% (cc).

Sales in Europe were USD 2.5 billion (+7% cc), with growth in biosimilars and retail, mainly in Germany and the UK. Sales in the US were USD 1.4 billion (-17% cc), mainly due to continued industry-wide pricing pressure. Sales in Asia / Africa / Australasia were USD 664 million (-3% cc), mainly driven by portfolio optimization in South Korea and the prior year divestment in India. Sales in Latin America were USD 200 million (+1% cc).

Global sales of Biopharmaceuticals (biosimilars, biopharmaceutical contract manufacturing and Glatopa) grew 23% (cc) to USD 698 million. By region, Europe continued double-digit growth driven by Rixathon (rituximab) and Erelzi (etanercept), launched in H2 2017. US Biopharmaceuticals was in line with prior year as strong Zarxio (now share leader in US filgrastim market) and Omnitrope performance was offset by lower price on Glatopa 20mg.

Retail sales were USD 4.0 billion (-7% cc) due to the decline in the US (-21% cc). Total Anti-Infectives franchise sales were USD 702 million, in line with prior year (cc), including finished dosage forms sold under the Sandoz name, and Anti-Infectives sold to third parties for sale under their own name (USD 285 million, +11% cc).

Operating income
Operating income was USD 737 million (+10%, +4% cc) mainly driven by strong gross margin improvement and higher divestment gains, partly offset by lower sales and higher ex-US M&S investments. Operating income margin in constant currencies increased by 0.9 percentage points; currency had a positive impact of 0.1 percentage points resulting in a net increase of 1.0 percentage point to 14.8% of net sales.

Core adjustments amounted to USD 242 million, including USD 192 million of amortization. Prior year core adjustments were USD 284 million. Core adjustments decreased compared to prior year as gains from the divestment of non-strategic assets more than offset higher impairment charges. Core operating income was USD 979 million (+2%, -2% cc), mainly due to lower sales and higher M&S investments in ex-US markets, partially offset by continued gross margin improvements. Core operating income margin increased by 0.2 percentage points; currency had a negative impact of 0.1 percentage points, resulting in a net increase of 0.1 percentage points to 19.7% of net sales.

Core gross margin as a percentage of net sales increased by 1.9 percentage points (cc), driven by a favorable product and geographic mix and ongoing productivity improvements, which more than offset the impact of price erosion. Core R&D expenses decreased by 0.1 percentage points (cc). Core SG&A expenses increased by 2.7 percentage points (cc), mainly due to higher M&S investments in key ex-US markets. Core Other Income and Expense, had a positive margin contribution of 0.9 percentage points (cc) mainly due to gains from the divestment of small non-strategic assets and the release of a US legal provision.

Alcon
	Q2 2018	Q2 2017	% change		H1 2018	H1 2017	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	1 819	1 707	7	5	3 598	3 298	9	6
Operating income	65	29	nm	nm	155	27	nm	nm
As % of net sales	3.6	1.7			4.3	0.8
Core operating income	338	291	16	14	698	549	27	21
As % of net sales	18.6	17.0			19.4	16.6
nm = not meaningful

Second quarter

Net sales
Alcon net sales were USD 1.8 billion (+7%, +5% cc) in the second quarter. Surgical growth of 8% (cc) was driven mainly by double-digit growth of implantables, which includes intraocular lenses (IOLs) and CyPass Micro Stent, and continued strong growth in consumables. Vision Care sales grew 1% (cc), as double digit growth of Dailies Total1 was mostly offset by declines in both weekly/monthly lenses and contact lens care. Alcon’s results reflect the sixth consecutive quarter of net sales growth as a result of improved operations, innovation, and customer relationships.

Sales in the US grew +5% (cc), and Asia / Africa / Australasia grew +7% (cc). Europe grew +1% (cc). Emerging Growth Markets grew +9% (cc).

Operating income
Operating income was USD 65 million, compared to USD 29 million in the prior year, largely driven by higher sales and improved gross margin, partly offset by growth investments. Operating income margin in constant currencies grew 1.5 percentage points; currency had a positive impact of 0.4 percentage points, resulting in a net increase of 1.9 percentage points to 3.6% of net sales.

Core adjustments amounted to USD 273 million, broadly in line with prior year (USD 262 million). Core operating income was USD 338 million (+16%, +14% cc) mainly driven by higher sales and improved gross margin, partly offset by growth investments. Core operating income margin in constant currencies increased by 1.5 percentage points; currency had a positive impact of 0.1 percentage points, resulting in a net increase of 1.6 percentage points to 18.6% of net sales.

Core gross margin as a percentage of net sales increased 1.6 percentage points (cc) mainly driven by improved production efficiencies. Core R&D expenses decreased 0.1 percentage points (cc). Core SG&A expenses increased by 0.3 percentage points (cc) driven by higher marketing and selling investments. Core Other Income and Expense increased the margin by 0.1 percentage points (cc).

First half

Net sales
Alcon net sales were USD 3.6 billion (+9%, +6% cc) in the first half. Stock in trade movements accounted for approximately 1% (cc) of growth. Surgical sales grew 8% (cc) driven mainly by implantables and consumables. Vision Care sales grew 3% (cc) driven by contact lenses, including continued double-digit growth of Dailies Total1.

Operating income
Operating income was USD 155 million in the first half, compared to USD 27 million in prior year, largely driven by higher sales and improved gross margin, partly offset by growth investments. Operating income margin in constant currencies increased 2.7 percentage points; currency had a positive impact of 0.8 percentage points, resulting in a net increase of 3.5 percentage points to 4.3% of net sales.

Core adjustments amounted to USD 543 million, compared to USD 522 million in the prior year, due to higher cost related to business development activities. Core operating income was USD 698 million (+27%, +21% cc), primarily driven by higher sales and improved gross margin, partly offset by growth investments. Core operating income margin in constant currencies increased by 2.3 percentage points; currency had a positive impact of 0.5 percentage points, resulting in a net increase of 2.8 percentage points to 19.4% of net sales.

Core gross margin as a percentage of net sales increased by 1.2 percentage points (cc). Core R&D expenses decreased 0.3 percentage points (cc). Core SG&A expenses decreased by 0.9 percentage points (cc) mainly driven by higher sales. Core Other Income and Expense, net decreased the margin by 0.1 percentage points (cc).

Alcon product review
All comments below focus on second quarter movements in constant currencies.

SURGICAL
	Q2 2018	Q2 2017	% change		H1 2018	H1 2017	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Consumables	578	538	7	5	1 119	1 032	8	5
Implantables	298	260	15	14	577	494	17	14
Equipment/Other	154	140	10	9	311	274	14	11
Total Surgical	1 030	938	10	8	2 007	1 800	12	8

Surgical sales were USD 1.0 billion (+8% cc) in the second quarter, as implantables grew +14% (cc), driven by continued improvement in advanced technology IOLs (AT-IOLS) and CyPass. Consumables grew +5% (cc), benefitting from a strong installed equipment base. Equipment/Other grew +9% (cc), driven by higher vitreoretinal and cataract equipment sales.

VISION CARE
	Q2 2018	Q2 2017	% change		H1 2018	H1 2017	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Contact lenses	478	456	5	2	987	909	9	4
Ophthalmic OTC[1]	176	177	-1	-1	345	335	3	1
Contact lens care	135	136	-1	-2	259	254	2	-1
Total Vision Care	789	769	3	1	1 591	1 498	6	3
1 Segment name will change to “Dry Eye & Ocular Health” in Q3 2018

Vision Care sales were USD 0.8 billion (+1% cc) in the second quarter. Contact lenses grew +2% (cc), driven by continued double-digit growth of Dailies Total1 globally, partly offset by declines in weekly/monthly lenses. Ophthalmic OTC declined 1% (cc). Contact lens care declined 2% (cc) as a result of the ongoing market shift to dailies lenses.

CASH FLOW AND GROUP BALANCE SHEET

Cash flow

Second quarter
Cash flows from operating activities amounted to USD 3.9 billion in the second quarter, compared to USD 3.6 billion in the prior year quarter. The increase was mainly driven by higher net income adjusted for the reversal of non-cash items, as well as favorable working capital changes, partly offset by lower dividends from associated companies.

Cash flows from investing activities amounted to a net inflow of USD 4.3 billion, compared to a cash outflow of USD 0.3 billion in the in the prior year quarter. The current year period includes the cash inflow of USD 13.0 billion from the divestment of our 36.5% stake in the GSK consumer healthcare joint venture. This was partly offset by the cash outflows for the acquisitions of businesses of USD 8.4 billion, mainly for AveXis, Inc. of USD 8.3 billion net (USD 8.7 billion, net of cash acquired USD 0.4 billion) and for the purchase of property, plant and equipment of USD 0.3 billion.

In the prior year quarter, cash flows used in investing activities mainly related to cash outflows for the purchase of property, plant and equipment of USD 0.3 billion and for intangible and financial assets of USD 0.3 billion. This was partly offset by cash inflows from the sale of property, plant and equipment, intangible assets and financial assets of USD 0.3 billion.

The cash flows used in financing activities amounted to USD 1.5 billion, compared to USD 3.0 billion in the prior year quarter. The current year period cash outflows consists of USD 1.0 billion for net repayments of financial debts, USD 0.6 billion for acquisition of treasury shares and USD 0.1 billion cash inflows from other net financing activities.

In the prior year quarter, cash flows used in financing activities included mainly cash outflows of USD 1.2 billion for the net reduction in current and non-current financial debts and USD 1.9 billion for acquisition of treasury shares. Other cash inflows from financing activities amounted to USD 0.1 billion.

Free cash flow amounted to USD 3.6 billion (+10% USD) compared to USD 3.2 billion in the prior year quarter, driven by higher cash flows from operating activities.

First half
Cash flows from operating activities amounted to USD 6.5 billion, compared to USD 5.6 billion in the prior year. The increase was mainly driven by higher net income adjusted for the reversal of non-cash items, as well as favorable working capital changes due to the receipt of a GSK sales milestone, partly offset by lower dividends from associated companies.

Cash flows from investing activities amounted to a net inflow of USD 0.2 billion, compared to a cash outflow of USD 1.4 billion in the prior year. The current year period includes cash inflows of USD 13.0 billion from the divestment of our 36.5% stake in the GSK consumer healthcare joint venture and of USD 0.5 billion for the proceeds from sales of property, plant and equipment and intangible assets. This was partly offset by cash outflows for the acquisitions of businesses of USD 11.9 billion, mainly Advanced Accelerator Applications S.A. of USD 3.5 billion, net (USD 3.9 billion, net of cash acquired USD 0.4 billion) and AveXis, Inc. of USD 8.3 billion, net (USD 8.7 billion, net of cash acquired USD 0.4 billion), as well as for the purchase of property, plant and equipment of USD 0.7 billion and for the purchase of intangible assets of USD 0.7 billion.

In the prior year, cash flows used in investing activities mainly related to cash outflows for the purchase of property, plant and equipment of USD 0.7 billion, intangible assets of USD 0.4 billion, financial assets and other non-current assets of USD 0.2 billion, and for acquisitions and divestments of businesses, net (including the Ziarco Group Limited and Encore Vision, Inc. acquisitions) of USD 0.7 billion. This was partly offset by cash inflows from the sale of property, plant and equipment, intangible assets and financial assets of USD 0.6 billion.

The cash flows used in financing activities amounted to USD 3.1 billion, compared to USD 3.4 billion in the prior year. The current year period mainly includes the cash outflows for the dividend payment of USD 7.0 billion and for net treasury share transactions of USD 0.3 billion, partly offset by a net increase in current and non-current financial debt of USD 4.3 billion. This increase was mainly from the issuance of a euro bond of USD 2.8 billion (notional amount EUR 2.25 billion) and the net increase in current financial debts of USD 1.8 billion, partly offset by repayments of non-current financial debts of USD 0.4 billion. Other net financing cash outflows and transaction costs amounted to USD 0.1 billion.

In the prior year, cash flows used in financing activities included cash outflows for the dividend payment of USD 6.5 billion and for net treasury share transactions of USD 2.9 billion. The net cash inflows from current and non-current financial debts of USD 6.0 billion were mainly from the issuance of bonds denominated in US dollar and euro for a notional amount of USD 3.0 billion and EUR 1.85 billion (USD 2.0 billion) respectively, and the net increase in current financial debts of USD 1.3 billion. The repayment of a non-current financial debt amounted to USD 0.2 billion.

Free cash flow amounted to USD 5.5 billion (+12% USD) compared to USD 4.9 billion in the prior year, mainly driven by higher cash flows from operating activities, partly offset by higher investments in intangible assets.

Balance sheet

Assets
Total non-current assets of USD 110.0 billion at June 30, 2018 increased by USD 5.1 billion compared to December 31, 2017.

Property, plant and equipment decreased by USD 0.5 billion to USD 16.0 billion, mainly due to unfavorable currency translation adjustments as net additions were offset by depreciation.

Goodwill increased by USD 3.4 billion to USD 35.2 billion, and intangible assets other than goodwill increased by USD 9.4 billion to USD 39.4 billion. These increases are mainly due to the acquisitions of Advanced Accelerator Applications S.A. and AveXis, Inc.

Investments in associated companies decreased by USD 7.4 billion to USD 8.0 billion, mainly due to the sale of the 36.5% stake in the GSK consumer healthcare joint venture.

Total current assets of USD 32.1 billion at June 30, 2018 increased by USD 3.9 billion, compared to December 31, 2017, mainly due to an increase in cash and cash equivalents, marketable securities, commodities, time deposits and derivative financial instruments of USD 3.7 billion, inventories of USD 0.2 billion and trade receivables of USD 0.2 billion, offset by a decrease in other current assets of USD 0.2 billion.

Liabilities
Total non-current liabilities of USD 37.2 billion at June 30, 2018 increased by USD 1.8 billion compared to December 31, 2017.

Long-term financial debts decreased by USD 0.5 billion to USD 22.8 billion mainly driven by foreign exchange translation adjustments, as the issuance of a euro bond of USD 2.8 billion (notional amount EUR 2.25 billion) was offset by the reclassification of a US dollar bond of USD 3.0 billion, which becomes due in 2019, to current liabilities. Deferred tax liabilities increased by USD 2.5 billion to USD 7.6 billion mainly due to the acquisition of AveXis, Inc. and Advanced Accelerator Applications S.A. Provisions and other non-current liabilities decreased by USD 0.2 billion to USD 6.8 billion.

Total current liabilities of USD 27.9 billion at June 30, 2018 increased by USD 4.5 billion compared to December 31, 2017. Trade payables increased slightly by USD 0.3 billion to USD 5.5 billion. Current financial debts and derivatives increased by USD 4.3 billion to USD 9.6 billion, due to higher net short-term borrowings and the reclassification of a US dollar bond of USD 3.0 billion from non-current liabilities, which becomes due in 2019. Current income tax liabilities of USD 1.7 billion and provisions and other current liabilities of USD 11.2 billion were both in line with December 31, 2017.

Group equity
The Group’s equity of USD 76.9 billion at June 30, 2018 increased by USD 2.7 billion compared to USD 74.2 billion at December 31, 2017. The increase was mainly due to net income of USD 9.8 billion, partially offset by the dividend payment of USD 7.0 billion. The increase in equity from the exercise of options and employee transactions and equity-based compensation of USD 0.8 billion was offset by the purchase of treasury shares of USD 0.8 billion. Treasury share repurchase obligation under a share buyback trading plan decreased equity by USD 0.4 billion and other equity movements resulted in a net increase of USD 0.3 billion.

Net debt and debt/equity ratio
The Group’s liquidity amounted to USD 13.1 billion at June 30, 2018 compared to USD 9.5 billion at December 31, 2017, and the total of the non-current and current financial debt, including derivatives, amounted to USD 32.4 billion at June 30, 2018, compared to USD 28.5 billion at December 31, 2017. The debt/equity ratio increased to 0.42:1 at June 30, 2018 compared to 0.38:1 at December 31, 2017. The net debt increased to USD 19.2 billion at June 30, 2018 compared to USD 19.0 billion at December 31, 2017.

Innovation Review

Benefitting from our continued focus on innovation, Novartis has one of the industry’s most competitive pipelines with more than 200 projects in clinical development.

Selected Innovative Medicines approvals: US, EU and Japan
Product	Active ingredient/ Descriptor	Indication	Approval date
AMG 334 (Aimovig in US)	erenumab	Migraine prophylaxis	US – May 2018
CTL019C (Kymriah in US)	tisagenlecleucel	r/r DLBCL	US – May 2018
Gilenya	fingolimod	Pediatric multiple sclerosis	US – May 2018
Signifor LAR	pasireotide	Cushing’s disease	US – June 2018
Tafinlar + Mekinist	dabrafenib + trametinib	High-risk BRAF V600+ melanoma (adjuvant)	US – April 2018 JP – July 2018
		BRAF V600E thyroid cancer	US – May 2018

Selected Innovative Medicines projects awaiting regulatory decisions
Completed submissions
Product	Indication	US	EU	Japan	News update
ACZ885 (canakinumab)	Secondary prevention of cardiovascular events	Q4 2017	Q4 2017
AMG 334 (Aimovig in US)	Migraine prophylaxis	Approved	Q2 2017		- FDA approval received – May 2018; 70 mg recommended dose with 140 mg available - positive CHMP opinion received with same indication and posology as in US label – May 2018
BAF312	Secondary Progressive Multiple Sclerosis	Q2 2018
CTL019 (Kymriah in US)	Pediatric/young adult acute lymphoblastic leukemia	Approved	Q4 2017	Q2 2018	- positive CHMP opinion received –June 2018
	r/r Diffuse Large B-Cell Lymphoma	Approved	Q4 2017	Q2 2018	- positive CHMP opinion received –June 2018
Gilenya (fingolimod)	Pediatric multiple sclerosis	Approved	Q4 2017		- Under CHMP review - FDA updated USPI to include RMS patients from age of 10 years - granted pediatric exclusivity
LTW888 (Luxturna in US)	biallelic mutations of the RPE65 gene	Approved	Q2 2017		- Agreement signed with Spark Therapeutics to develop, register and commercialize voretigene neparvovec-rzyl outside the US
Promacta/ Revolade	Severe aplastic anemia, 1st line	Q2 2018	Q2 2018		- Priority review granted by FDA May 2018
Tafinlar + Mekinist	High-risk BRAF V600+ melanoma (adjuvant)	Approved	Q4 2017	Approved
Selected Innovative Medicines pipeline projects
Project/ Compound	Potential indication/ Disease area	First planned submissions	Current Phase	News update
ABL001	Chronic myeloid leukemia 3rd line	2020	I
	Chronic myeloid leukemia 1st line	≥2022	III

ACZ885 (canakinumab)	Adjuvant NSCLC	≥2022	III	- Phase III study enrolment started
	1st Line NSCLC	2021	III
	2nd Line NSCLC	2021	III
AVXS-101	Spinal Muscular Atrophy Type 1 (IV Formulation)	2018	III	- Acquisition completed on 15-May - Pre-BLA/MAA meetings took place in Q2. FDA submission on track for 2018.
	Spinal Muscular Atrophy Type 2/3 (IT formulation)	tbd	I	STRONG Study ongoing
BAF312	Secondary Progressive Multiple Sclerosis	2018	III	- Completed rolling FDA submission in SPMS - Phase III EXPAND data published in The Lancet - Completed scientific advice consultation with EUnetHTA intend to submit in SPMS (H2 2018).
BYL719 + fulvestrant	PIK3CA mutant HR+/HER2- postmenopausal advanced or metastatic BC 2nd line	2018	III
BYM338	Hip fracture recovery	≥2022	II
	Sarcopenia	≥2022	II
CAD106	Alzheimer’s disease	≥2022	II / III
CFZ533	Solid organ transplantation	≥2022	II
CNP520	Alzheimer’s disease	≥2022	II / III
Cosentyx	Non-radiographic axial spondyloarthritis	2019	III
	Psoriatic arthritis head-to-head vs. adalimumab	2020	III
	Ankylosing spondylitis head-to-head vs. adalimumab	≥2022	III
CSJ117	Severe asthma	≥2022	II
ECF843	Dry eye	≥2022	II
EMA401	Peripheral neuropathic pain	≥2022	II	- Granted Fast Track designation status
Entresto	Chronic heart failure with preserved ejection fraction	2019	III
	Post-acute myocardial infarction	2020	III
HDM201	Acute myeloid leukemia	≥2022	II
INC280	NSCLC (cMET amp and mut)	2019	III	- Phase ll ongoing in NSCLC, potential submission decision to be based on data available in H2 2018
	NSCLC (EGFRm) + EGF816	≥2022	II
Jakavi	Acute graft-versus-host disease (GvHD)	2020	III
	Chronic graft-versus-host disease (GvHD)	2020	III
KAE609	Malaria	≥2022	II
KAF156	Malaria	≥2022	II
Kisqali (LEE011) + tamoxifen + goserelin or NSAI + goserelin	HR+/HER2- premenopausal advanced or metastatic BC 1st line	2018	III
Kisqali (LEE011) + fulvestrant	HR+/HER2- postmenopausal advanced or metastatic BC 1st/2nd line	2018	III	- MONALEESA-3 Phase III showed prolonged progression-free survival (PFS) compared to fulvestrant alone in postmenopausal women with HR+/HER2- adv. breast cancer

Kisqali (LEE011) + endocrine therapy	HR+/HER2- EBC (adjuvant)	≥2022	III	- Translational Research In Oncology (TRIO) is collaborating with Novartis on an upcoming phase III clinical trial (called NATALEE)
CTL019 (Kymriah US, tisagenlecleucel)	r/r Follicular lymphoma	2020	III
	Chronic lymphocytic leukemia	2021	III
	DLBCL in 1st relapse	≥2021	III
+ pembrolizumab	r/r DLBCL	≥2022	II
LAM320	Multi-drug resistant tuberculosis	2018	III
LCI699	Cushing’s disease	2018	III	- Phase III study met its primary endpoint
LHW090	Resistant hypertension	≥2022	II
LIK066	Weight loss	≥2022	II	- Trial readout achieved – project discontinued
LJN452	Non-alcoholic steatohepatitis (NASH)	≥2022	II	- FDA Fast Track designation
LMI070	Spinal muscular atrophy	2021	II	- FDA Orphan designation, EMA Orphan status obtained - Dose ranging study ongoing
Lucentis	Retinopathy of prematurity	2018	III
	Diabetic retinopathy	2018	III
LOU064	Chronic spontaneous urticaria	≥2022	II
MTV273	Multiple myeloma	≥2022	I
OMB157 (ofatumumab)	Relapsing multiple sclerosis	2019	III	- Phase III ASCLEPIOS studies fully recruited and on track for 2019 readout
PDR001 + Tafinlar + Mekinist	Metastatic BRAF V600+ melanoma	2019	III
PDR001	Metastatic melanoma	2021	II
QAW039 (feviviprant)	Asthma	2020	III
QBW251	COPD	≥2022	II
QGE031	Chronic spontaneous urticaria / chronic idiopathic urticaria	2021	III	- Phase II data presented at EAACI in 2018 and Phase III trials expected to start in H2 2018
QMF149	Asthma	2019	III
QVM149	Asthma	2019	III	- QVM149 IRIDIUM study enrollment completed end of April
RTH258	nAMD	2018	III
	Diabetic macular edema	2020	III
	Retinal vein occlusion	≥2022	III
Rydapt (PKC412)	Acute myeloid leukemia (FLT3 wild type)	≥2022	III
SEG101	Sickle cell pain crises	2019	III
UNR844	Presbyopia	2021	II
VAY736	Auto-immune hepatitis	≥2022	II
	Primary Sjoegren’s syndrome	≥2022	II	- FDA Fast Track designation
VAY785 (emricasan)	Non-alcoholic steatohepatitis (NASH)	≥2022	II
VPM087	1st line colorectal cancer / 1st line renal cell carcinoma	≥2022	II
Xolair	Nasal polyps	2020	III
ZPL389	Atopic dermatitis	2021	II

Selected Sandoz approvals and pipeline projects (biosimilars)
Project/ Compound	Potential indication/ Disease area	Submission status	Current Phase	News update
GP2013 (rituximab)	Follicular lymphoma, diffuse large B cell lymphoma, chronic lymphocytic leukemia, rheumatoid arthritis, granulomatosis with polyangiitis, and microscopic polyangiitis (same as originator)	US EU	Submitted Approved	- FDA complete response letter received
GP2017 (adalimumab)	Arthritides (rheumatoid arthritis, ankylosing spondylitis, psoriatic arthritis), plaque psoriasis and others (same as originator)	US EU	Submitted Submitted	- US filing in January 2018 - Positive CHMP opinion received June 2018
GP1111 (infliximab)	Autoimmune diseases including rheumatoid arthritis and psoriasis (same as originator)	EU	Approved	- EU approval received May 2018
LA-EP2006 (pegfilgrastim)	Chemotherapy-induced neutropenia and others (same as originator)	US EU	III Submitted	- Resubmission planned for 2019 to address FDA complete response letter - EU filing in October 2017

Innovation Table

Selected Alcon pipeline projects
Project/ Compound	Potential indication/ Disease area	Planned submissions	Current Phase	News update
SURGICAL
AcrySof IQ PanOptix IOL	Trifocal IOL	JP 2018 US 2019	Advanced	- Received CE Mark in Europe in Q2 2015
AcrySof IQ PanOptix Toric IOL	Trifocal IOL for astigmatism	JP 2018 US 2019	Advanced	- Received CE Mark in Europe in Q4 2016
A02238	Mid-tier phacoemulsification device	US 2018 EU 2018	Advanced Advanced
Clareon IOL with AutonoMe pre-loaded delivery device	Next-generation IOL	US 2019	Advanced	- Received CE Mark in Europe in Q2 2017
A02062	Non-diffractive presbyopia correcting IOL	US 2019 EU 2019	Advanced
A02972	Digital visualization system connected with Constellation	US 2018 EU 2018 JP 2018	Advanced
CyPass Micro-Stent	Minimally invasive surgical glaucoma device for implant during cataract surgery	JP 2018	Advanced	- Received US approval in Q3 2016 - Received CE Mark in Europe in Q1 2017
VISION CARE
A00717	Daily disposable line extension	US 2018 EU 2018 JP 2018	Advanced Advanced
A01660	New daily disposable lens	US 2018 EU 2018 JP 2019	Advanced Advanced Advanced
A02491	New monthly disposable lens	EU 2020 US 2020	Advanced Advanced

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statements

Second quarter (unaudited)

(USD millions unless indicated otherwise)	Q2 2018	Q2 2017	Change

Net sales to third parties	13 158	12 242	916

Other revenues	294	252	42

Cost of goods sold	-4 477	-4 258	-219

Gross profit	8 975	8 236	739

Selling, General & Administration	-4 193	-3 806	-387

Research & Development	-2 276	-2 062	-214

Other income	543	480	63

Other expense	-565	-568	3

Operating income	2 484	2 280	204

Income from associated companies	5 932	215	5 717

Interest expense	-244	-192	-52

Other financial income and expense	47	12	35

Income before taxes	8 219	2 315	5 904

Taxes	-451	-336	-115

Net income	7 768	1 979	5 789

Attributable to:
Shareholders of Novartis AG	7 768	1 980	5 788

Non-controlling interests	0	-1	1

Weighted average number of shares outstanding - Basic (million)	2 327	2 354	-27

Basic earnings per share (USD)[1]	3.34	0.84	2.50

Weighted average number of shares outstanding – Diluted (million)	2 346	2 373	-27

Diluted earnings per share (USD)[1]	3.31	0.83	2.48

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Consolidated income statements

First half (unaudited)

(USD millions unless indicated otherwise)	H1 2018	H1 2017	Change

Net sales to third parties	25 852	23 781	2 071

Other revenues	529	498	31

Cost of goods sold	-8 832	-8 363	-469

Gross profit	17 549	15 916	1 633

Selling, General & Administration	-8 116	-7 278	-838

Research & Development	-4 396	-4 231	-165

Other income	950	925	25

Other expense	-1 056	-1 130	74

Operating income	4 931	4 202	729

Income from associated companies	6 084	430	5 654

Interest expense	-468	-372	-96

Other financial income and expense	81	2	79

Income before taxes	10 628	4 262	6 366

Taxes	-832	-618	-214

Net income	9 796	3 644	6 152

Attributable to:
Shareholders of Novartis AG	9 793	3 646	6 147

Non-controlling interests	3	-2	5

Weighted average number of shares outstanding - Basic (million)	2 326	2 362	-36

Basic earnings per share (USD)[1]	4.21	1.54	2.67

Weighted average number of shares outstanding – Diluted (million)	2 347	2 382	-35

Diluted earnings per share (USD)[1]	4.17	1.53	2.64

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Consolidated statements of comprehensive income

Second quarter (unaudited)

(USD millions)	Q2 2018	Q2 2017	Change

Net income	7 768	1 979	5 789

Other comprehensive income to be eventually recycled into the consolidated income statement:
Fair value adjustments on marketable securities, net of taxes	63	16	47

Fair value adjustments on deferred cash flow hedges, net of taxes	6	3	3

Total fair value adjustments on financial instruments, net of taxes	69	19	50

Novartis share of other comprehensive income recognized by associated companies, net of taxes [1]	-563	28	-591

Net investment hedge	124	-138	262

Currency translation effects[2]	-809	1 588	-2 397

Total of items to eventually recycle	-1 179	1 497	-2 676

Other comprehensive income never to be recycled into the consolidated income statement:
Actuarial gains from defined benefit plans, net of taxes	42	404	-362

Total comprehensive income	6 631	3 880	2 751

Attributable to:
Shareholders of Novartis AG	6 633	3 881	2 752

Non-controlling interests	-2	-1	-1

1 In 2018, Novartis share of other comprehensive income recognized by associated companies, net of taxes of USD 511 million was recycled into the consolidated income statement as a result of the divestment of the investment in GSK Consumer Healthcare Holdings Ltd. (see Note 3). No Novartis share of other comprehensive income recognized by associated companies, net of taxes was recycled into the consolidated income statement in 2017.

2 In 2018, cumulative currency translation losses of USD 946 million were recycled into the consolidated income statement as a result of the divestment of the investment in GSK Consumer Healthcare Holdings Ltd. (see Note 3). No currency translation losses or gains were recycled into the consolidated income statement in 2017.

First half (unaudited)

(USD millions)	H1 2018	H1 2017	Change

Net income	9 796	3 644	6 152

Other comprehensive income to be eventually recycled into the consolidated income statement:
Fair value adjustments on marketable securities, net of taxes	148		148

Fair value adjustments on deferred cash flow hedges, net of taxes	9	6	3

Total fair value adjustments on financial instruments, net of taxes	157	6	151

Novartis share of other comprehensive income recognized by associated companies, net of taxes [1]	-528	159	-687

Net investment hedge	59	-138	197

Currency translation effects[2]	233	2 254	-2 021

Total of items to eventually recycle	-79	2 281	-2 360

Other comprehensive income never to be recycled into the consolidated income statement:
Actuarial gains from defined benefit plans, net of taxes	224	722	-498

Total comprehensive income	9 941	6 647	3 294

Attributable to:
Shareholders of Novartis AG	9 941	6 647	3 294

Non-controlling interests	0	0	0

1 In 2018, Novartis share of other comprehensive income recognized by associated companies, net of taxes of USD 511 million was recycled into the consolidated income statement as a result of the divestment of the investment in GSK Consumer Healthcare Holdings Ltd. (see Note 3). No Novartis share of other comprehensive income recognized by associated companies, net of taxes was recycled into the consolidated income statement in 2017.

2 In 2018, cumulative currency translation losses of USD 946 million were recycled into the consolidated income statement as a result of the divestment of the investment in GSK Consumer Healthcare Holdings Ltd. (see Note 3). No currency translation losses or gains were recycled into the consolidated income statement in 2017.

Consolidated balance sheets

(USD millions)	Jun 30, 2018 (unaudited)	Dec 31, 2017 (audited)	Change

Assets
Non-current assets
Property, plant & equipment	15 957	16 464	-507

Goodwill	35 167	31 750	3 417

Intangible assets other than goodwill	39 443	29 997	9 446

Investments in associated companies	7 951	15 370	-7 419

Deferred tax assets	8 224	8 229	-5

Financial assets	2 408	2 243	165

Other non-current assets	843	818	25

Total non-current assets	109 993	104 871	5 122

Current assets
Inventories	7 097	6 867	230

Trade receivables	8 803	8 600	203

Income tax receivables	186	202	-16

Marketable securities, commodities, time deposits and derivative financial instruments	700	625	75

Cash and cash equivalents	12 446	8 860	3 586

Other current assets	2 833	3 054	-221

Total current assets	32 065	28 208	3 857

Total assets	142 058	133 079	8 979

Equity and liabilities
Equity
Share capital	944	969	-25

Treasury shares	-63	-100	37

Reserves	75 934	73 299	2 635

Issued share capital and reserves attributable to Novartis AG shareholders	76 815	74 168	2 647

Non-controlling interests	86	59	27

Total equity	76 901	74 227	2 674

Liabilities
Non-current liabilities
Financial debts	22 760	23 224	-464

Deferred tax liabilities	7 631	5 168	2 463

Provisions and other non-current liabilities	6 823	7 057	-234

Total non-current liabilities	37 214	35 449	1 765

Current liabilities
Trade payables	5 486	5 169	317

Financial debts and derivative financial instruments	9 596	5 308	4 288

Current income tax liabilities	1 700	1 723	-23

Provisions and other current liabilities	11 161	11 203	-42

Total current liabilities	27 943	23 403	4 540

Total liabilities	65 157	58 852	6 305

Total equity and liabilities	142 058	133 079	8 979

Consolidated statements of changes in equity

Second quarter (unaudited)

(USD millions)	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at April 1, 2018	969	-93	73 498	-3 276	71 098	113	71 211

Net income			7 768		7 768		7 768

Other comprehensive income			-563	-572	-1 135	-2	-1 137

Total comprehensive income			7 205	-572	6 633	-2	6 631

Purchase of treasury shares		-4	-705		-709		-709

Reduction of share capital	-25	34	-9

Equity-based compensation			169		169		169

Increase of treasury share repurchase obligation under a share buyback trading plan			-363		-363		-363

Transaction costs[1]			-11		-11		-11

Fair value adjustments on financial assets sold			11	-11

Impact of change in ownership of consolidated entities			-2		-2	-25	-27

Total of other equity movements	-25	30	-910	-11	-916	-25	-941

Total equity at June 30, 2018	944	-63	79 793	-3 859	76 815	86	76 901

[1] Transaction costs directly attributable to the potential distribution (spinoff) of Alcon to Novartis shareholders (see Note 2).

(USD millions)	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at April 1, 2017	972	-77	72 934	-6 243	67 586	60	67 646

Net income			1 980		1 980	-1	1 979

Other comprehensive income			28	1 873	1 901		1 901

Total comprehensive income			2 008	1 873	3 881	-1	3 880

Purchase of treasury shares		-16	-1 795		-1 811		-1 811

Reduction of share capital	-3	5	-2

Exercise of options and employee transactions		1	3		4		4

Equity-based compensation			142		142		142

Increase of treasury share repurchase obligation under a share buyback trading plan			117		117		117

Total of other equity movements	-3	-10	-1 535		-1 548		-1 548

Total equity at June 30, 2017	969	-87	73 407	-4 370	69 919	59	69 978

Consolidated statements of changes in equity

First half (unaudited)

(USD millions)	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at January 1, 2018, as previously reported	969	-100	77 639	-4 340	74 168	59	74 227

Impact of change in accounting policies[1]			237	-177	60		60

Restated equity at January 1, 2018	969	-100	77 876	-4 517	74 228	59	74 287

Net income			9 793		9 793	3	9 796

Other comprehensive income			-528	676	148	-3	145

Total comprehensive income			9 265	676	9 941	0	9 941

Dividends			-6 966		-6 966		-6 966

Purchase of treasury shares		-5	-795		-800		-800

Reduction of share capital	-25	34	-9

Exercise of options and employee transactions		4	429		433		433

Equity-based compensation		4	352		356		356

Increase of treasury share repurchase obligation under a share buyback trading plan			-363		-363		-363

Transaction costs[2]			-11		-11		-11

Fair value adjustments on financial assets sold			18	-18

Impact of change in ownership of consolidated entities			-3		-3	27	24

Total of other equity movements	-25	37	-7 348	-18	-7 354	27	-7 327

Total equity at June 30, 2018	944	-63	79 793	-3 859	76 815	86	76 901

[1] The impact of change in accounting policies includes USD 60 million relating to IFRS 15 implementation and USD 177 million relating to IFRS 9 implementation. See Note 2 and Note 7.
[2] Transaction costs directly attributable to the potential distribution (spinoff) of Alcon to Novartis shareholders (see Note 2).

(USD millions)	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at January 1, 2017	972	-76	81 148	-7 212	74 832	59	74 891

Net income			3 646		3 646	-2	3 644

Other comprehensive income			159	2 842	3 001	2	3 003

Total comprehensive income			3 805	2 842	6 647	0	6 647

Dividends			-6 495		-6 495		-6 495

Purchase of treasury shares		-22	-3 332		-3 354		-3 354

Reduction of share capital	-3	5	-2

Exercise of options and employee transactions		2	233		235		235

Equity-based compensation		4	337		341		341

Increase of treasury share repurchase obligation under a share buyback trading plan			-2 287		-2 287		-2 287

Total of other equity movements	-3	-11	-11 546		-11 560		-11 560

Total equity at June 30, 2017	969	-87	73 407	-4 370	69 919	59	69 978

Consolidated statements of cash flows

Second quarter (unaudited)

(USD millions)	Q2 2018	Q2 2017	Change

Net income	7 768	1 979	5 789

Reversal of non-cash items[1]	-3 727	1 685	-5 412

Dividends received from associated companies and others	254	426	-172

Interest received	38	24	14

Interest paid	-231	-194	-37

Other financial receipts	38	-31	69

Other financial payments	49	-22	71

Taxes paid	-516	-467	-49

Cash flows before working capital and provision changes	3 673	3 400	273

Payments out of provisions and other net cash movements in non-current liabilities	-138	-142	4

Change in net current assets and other operating cash flow items	407	324	83

Cash flows from operating activities	3 942	3 582	360

Purchase of property, plant & equipment	-331	-332	1

Proceeds from sales of property, plant & equipment	6	7	-1

Purchase of intangible assets	-289	-221	-68

Proceeds from sales of intangible assets	221	180	41

Purchase of financial assets	-42	-46	4

Proceeds from sales of financial assets	60	68	-8

Purchase of other non-current assets	-9	5	-14

Proceeds from sales of other non-current assets	4	0	4

Acquisitions of interests in associated companies	-2	-2	0

Divestments of interests in associated companies[1]	13 003	32	12 971

Acquisitions and divestments of businesses, net	-8 352	4	-8 356

Purchase of marketable securities and commodities	-83	-131	48

Proceeds from sales of marketable securities and commodities	139	139	0

Cash flows from/used in investing activities from continuing operations	4 325	-297	4 622

Cash flows used in investing activities from discontinued operations		-40	40

Total cash flows from/used in investing activities	4 325	-337	4 662

Acquisition of treasury shares	-599	-1 876	1 277

Proceeds from exercise options and other treasury share transactions	0	1	-1

Increase in non-current financial debts	91	2	89

Repayment of non-current financial debts	-365	-187	-178

Change in current financial debts	-738	-1 034	296

Impact of change in ownership of consolidated entities	-2		-2

Transaction costs[2]	-8		-8

Dividends paid to non-controlling interests and other financing cash flows	91	82	9

Cash flows used in financing activities	-1 530	-3 012	1 482

Effect of exchange rate changes on cash and cash equivalents	-104	51	-155

Net change in cash and cash equivalents	6 633	284	6 349

Cash and cash equivalents at April 1	5 813	7 572	-1 759

Cash and cash equivalents at June 30	12 446	7 856	4 590

1 Q2 2018 includes a reversal of a pre-tax gain (USD 5.8 billion) recognized from the divestment of the investment in GSK Consumer Healthcare Holdings Ltd. (see Note 3). The cash proceed of USD 13 billion from the divestment is included in the line Divestments of interests in associated companies.

[2] Transaction costs directly attributable to the potential distribution (spinoff) of Alcon to Novartis shareholders (see Note 2).

Consolidated statements of cash flows

First half (unaudited)

(USD millions)	H1 2018	H1 2017	Change

Net income	9 796	3 644	6 152

Reversal of non-cash items[1]	-1 894	3 554	-5 448

Dividends received from associated companies and others	718	864	-146

Interest received	88	42	46

Interest paid	-376	-319	-57

Other financial receipts	38		38

Other financial payments	-15	-27	12

Taxes paid	-983	-904	-79

Cash flows before working capital and provision changes	7 372	6 854	518

Payments out of provisions and other net cash movements in non-current liabilities	-295	-290	-5

Change in net current assets and other operating cash flow items	-621	-937	316

Cash flows from operating activities	6 456	5 627	829

Purchase of property, plant & equipment	-690	-676	-14

Proceeds from sales of property, plant & equipment	51	16	35

Purchase of intangible assets	-728	-431	-297

Proceeds from sales of intangible assets	415	383	32

Purchase of financial assets	-87	-177	90

Proceeds from sales of financial assets	69	208	-139

Purchase of other non-current assets	-13	-43	30

Proceeds from sales of other non-current assets	4	1	3

Acquisitions of interests in associated companies	-3	-2	-1

Divestments of interests in associated companies[1]	13 003	32	12 971

Acquisitions and divestments of businesses, net	-11 859	-655	-11 204

Purchase of marketable securities and commodities	-223	-296	73

Proceeds from sales of marketable securities and commodities	291	289	2

Cash flows from/used in investing activities from continuing operations	230	-1 351	1 581

Cash flows used in investing activities from discontinued operations		-87	87

Total cash flows from/used in investing activities	230	-1 438	1 668

Dividends paid to shareholders of Novartis AG	-6 966	-6 495	-471

Acquisition of treasury shares	-774	-3 168	2 394

Proceeds from exercise options and other treasury share transactions	433	235	198

Increase in non-current financial debts	2 856	4 932	-2 076

Repayment of non-current financial debts	-365	-187	-178

Change in current financial debts	1 801	1 270	531

Impact of change in ownership of consolidated entities	-7		-7

Transaction costs[2]	-8		-8

Dividends paid to non-controlling interests and other financing cash flows	-46	13	-59

Cash flows used in financing activities	-3 076	-3 400	324

Effect of exchange rate changes on cash and cash equivalents	-24	60	-84

Net change in cash and cash equivalents	3 586	849	2 737

Cash and cash equivalents at January 1	8 860	7 007	1 853

Cash and cash equivalents at June 30	12 446	7 856	4 590

[1] 2018 includes a reversal of a pre-tax gain (USD 5.8 billion) recognized from the divestment of the investment in GSK Consumer Healthcare Holdings Ltd. (see Note 3). The cash proceed of USD 13 billion from the divestment is included in the line Divestments of interests in associated companies.

[2] Transaction costs directly attributable to the potential distribution (spinoff) of Alcon to Novartis shareholders (see Note 2).

Notes to the Condensed Interim Consolidated Financial Statements for the three and six-month period ended June 30, 2018 (unaudited)

1. Basis of preparation

These Condensed Interim Consolidated Financial Statements for the three and six-month period ended June 30, 2018, were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and accounting policies set out in the 2017 Annual Report published on January 24, 2018, except for the changes to the accounting policies related to Revenues, Marketable securities and non-current financial assets. These accounting policies have changed as of January 1, 2018, due to the adoption of the new IFRS standards IFRS 9 Financial Instruments and IFRS 15 Revenues from Contracts with Customers. The updated accounting policies are disclosed in Note 2 to these condensed interim consolidated financial statements.

2. Selected critical accounting policies

The Group’s principal accounting policies are set out in Note 1 to the Consolidated Financial Statements in the Annual Report 2017 and conform with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The presentation of financial statements requires management to make subjective and complex judgments that affect the reported amounts. Because of the inherent uncertainties, actual outcomes and results may differ from management’s assumptions and estimates.

As discussed in the 2017 Annual Report, goodwill, Alcon brand name and acquired In-Process Research & Development projects are reviewed for impairment at least annually and these, as well as all other investments in intangible assets, are reviewed for impairment whenever an event or decision occurs that raises concern about their balance sheet carrying value. The amount of goodwill and other intangible assets on the Group’s consolidated balance sheet has risen significantly in recent years, primarily from acquisitions. Impairment testing may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Group’s results of operations and financial condition.

Transaction costs recorded in Equity

Transaction costs that are directly attributable to the potential distribution (spinoff) of Alcon to the Novartis shareholders, and that would otherwise have been avoided, are recorded as a deduction from equity. If the spinoff does not occur, the cost will be recycled into the consolidated income statement.

Impact of adopting significant new IFRS standards in 2018

The following new IFRS standards have been adopted by Novartis from January 1, 2018:

IFRS 9 FINANCIAL INSTRUMENTS

Novartis implemented IFRS 9 Financial Instruments as of January 1, 2018, which substantially changes the classiﬁcation and measurement of ﬁnancial instruments. The new standard requires impairments to be based on a forward-looking model, changes the approach to hedging ﬁnancial exposures and related documentation, changes the recognition of certain fair value changes and amends disclosures requirements.

The impairment of financial assets, including trade and lease receivables, is now assessed using an expected credit loss model; previously, the incurred loss model was used. Given the nature of Novartis’ financial assets, the Group had no significant impact to its provisions for doubtful accounts or impairments from this change.

The new hedge accounting model introduced by the standard requires hedge accounting relationships to be based upon the Group’s own risk management strategy and objectives, and to be discontinued only when the relationships no longer qualify for hedge accounting. There was no impact upon adoption of the new standard, as the Groups existing hedge relationships continue to be designated as such under the new hedge accounting requirements.

The most significant impact to the Group, upon adoption of IFRS 9, relates to the treatment of the unrealized gains and losses from changes in fair value on certain of the Group’s financial instruments, which were previously classified as available-for-sale marketable securities and financial investments. The unrealized gains and losses (to the extent of previous recognized unrealized gains), which the Group recognized previously in the consolidated statement of other comprehensive income, will from January 1, 2018 be recognized in the consolidated income statement. This approach will be applied to equity securities where the fair value through other comprehensive income irrevocable option will not be applied.

The Group applied the modified retrospective method upon adoption of IFRS 9 on January 1, 2018. This method requires the recognition of the cumulative effect of initially applying IFRS 9 to retained earnings and not to restate prior years. The cumulative effect recorded at January 1, 2018 was an increase to retained earnings of USD 177 million.

IFRS 15 REVENUE FROM CONTRACTS WITH CUSTOMERS

Novartis implemented the new standard IFRS 15 Revenue from Contracts with Customers as of January 1, 2018. The new standard amends revenue recognition requirements and establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash ﬂows arising from contracts with customers. The standard replaces IAS 18 Revenue and IAS 11 Construction contracts and related interpretations.

The impacts of adoption of the new standard are summarized below:

• The Group’s “Net sales” are derived from the sale of drug substances, vision care products, surgical equipment, other products and services, where control transfers to our customers and our performance obligations are satisfied at the time of shipment to or receipt of the products by the customer or when the services are performed. The adoption of IFRS 15 did not significantly change the timing or amount of revenue recognized under these arrangements.

• The Group’s “Other revenue” consists of royalty income from the out-licensing of intellectual property (IP), which is recognized as earned and from manufacturing and other services, where revenue is recognized when control transfers to the third party and our performance obligations are satisfied. The adoption of IFRS 15 did not significantly change the timing or amount of revenue recognized from these manufacturing and other services arrangements, nor did it change accounting for these royalty arrangements, as the standard’s royalty exception is applied for IP licenses.

“Other revenue” also includes revenue from profit sharing arrangements with our collaboration partners. Furthermore, the Group receives milestone payments related to the out-licensing of IP. The adoption of IFRS 15 did not significantly change the timing or amount of revenue recognized under these arrangements.

The Group applied the modified retrospective method upon adoption of IFRS 15 on January 1, 2018. This method requires the recognition of the cumulative effect of initially applying IFRS 15 to retained earnings and not to restate prior years. The cumulative effect recorded at January 1, 2018 was an increase to retained earnings of USD 60 million.

For further information on the impact of adoption of IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers see Note 7.

The Group’s updated accounting policies, effective January 1, 2018, upon adoption of IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers are as follows:

Marketable securities, commodities and non-current financial assets

Marketable securities are financial assets consisting principally of equity and debt securities as well as fund investments. Marketable securities held for short-term purposes are principally traded in liquid markets and are classified as marketable securities within current assets on the consolidated balance sheet. The financial impacts related to these financial assets are recorded in “Other financial income and expense” in the consolidated income statement. Marketable securities held for long-term strategic purposes are classified as non-current financial assets on the consolidated balance sheet. The financial impacts related to these financial assets are recorded in “Other income” and “Other expense” in the consolidated income statement.

Marketable securities are initially recorded at fair value on their trade date, which is different from the settlement date when the transaction is ultimately effected. Quoted securities are re-measured at each reporting date to fair value based on current market prices. If the market for a financial asset is not active or no market is available, fair values are established using valuation techniques. The majority of non-quoted investments are valued initially at fair value through the established purchase price between a willing buyer and seller. Non-quoted investments are subsequently adjusted based on values derived from discounted cash flow analysis or other pricing models. These investment values are classified as “Level 3” in the fair value hierarchy.

The Group classifies and accounts for its marketable securities and non-current financial assets in the following categories:

• Debt securities are valued at fair value through other comprehensive income with subsequent recycling through profit and loss, as they meet the “Solely Payment of Principal and Interest” and business model criteria. Unrealized gains, except exchange gains, are recorded as a fair value adjustment in the consolidated statement of comprehensive income. They are recognized in the consolidated income statement when the debt instrument is sold, at which time the gain is transferred to “Other financial income and expense”. Exchange gains and losses related to debt instruments are immediately recognized in the consolidated income statement under “Other financial income and expense”.

• Fund investments, equity securities of the Novartis Venture Fund and derivative assets are valued at fair value through profit and loss (FVPL). Unrealized gains and losses, including exchange gains and losses, are recognized in the consolidated income statement, for marketable securities held for short-term purposes and derivative assets to “Other financial income and expense”, and for all other equity securities and fund investments held for strategic purposes to “Other income” for gains and “Other expense” for losses.

• Equity securities held as strategic investments, typically held outside of the Novartis Venture Fund, are generally designated at date of acquisition as financial assets valued at fair value through other comprehensive income with no subsequent recycling through profit and loss. Unrealized gains and losses, including exchange gains and losses, are recorded as a fair value adjustment in the consolidated statement of comprehensive income. They are reclassified to retained earnings when the equity security is sold. If these equity securities are not designated at date of acquisition as financial assets valued at fair value through other comprehensive income, they are valued at FVPL, as described above.

• Other financial assets, such as loans and long-term receivables from customers, advances and other deposits, are valued at amortized costs, which reflects the time value of money less any allowances for uncollectable amounts.

The Group assesses on a forward-looking basis the expected credit losses associated with its debt securities valued at fair value through other comprehensive income. Impairments on debt securities are recorded in “Other financial income and expense”.

For other financial assets valued at amortized costs, impairments, which are based on their expected credit losses, and exchange rate losses are included in “Other expense” in the consolidated income statement and exchange rate gains and interest income, using the effective interest rate method, are included in “Other income” in the consolidated income statement.

Commodities, which include gold bullion or coins, are valued at the lower of cost or fair value using current market prices. The changes in fair value below cost are immediately recorded in “Other financial income and expense”.

Trade receivables

Trade receivables are initially recognized at their invoiced amounts, including any related sales taxes less adjustments for estimated revenue deductions such as rebates, chargebacks and cash discounts.

Provisions for doubtful trade receivables are established using an expected credit loss model (ECL). The provisions are based on a forward-looking ECL, which includes possible default events on the trade receivables over the entire holding period of the trade receivable, considering the occurrence of a significant increase in credit risk. Significant financial difficulties of a customer, such as probability of bankruptcy, financial reorganization, default or delinquency in payments are considered indicators that recovery of the trade receivable is doubtful. These provisions represent the difference between the trade receivable’s carrying amount in the consolidated balance sheet and the estimated net collectible amount. Charges for doubtful trade receivables are recorded as marketing and selling costs recognized in the consolidated income statement within “Selling, General & Administration” expenses.

Revenue recognition

Revenue

Revenue on the sale of Novartis Group products and services, which is recorded as “Net sales” in the consolidated income statement, is recognized when a contractual promise to a customer (performance obligation) has been fulfilled by transferring control over the promised goods and services to the customer, generally at the point in time of shipment to or receipt of the products by the customer or when the services are performed. When contracts contain customer acceptance provisions, revenue is recognized upon the satisfaction of acceptance criteria. If products are stockpiled at the request of the customer, revenue is only recognized once the products have been inspected and accepted by the customer, and there is no right of return or replenishment on product expiry. The amount of revenue to be recognized is based on the consideration Novartis expects to receive in exchange for its goods and services. If a contract contains more than one performance obligation, the consideration is allocated based on the standalone selling price of each performance obligation.

Surgical equipment may be sold together with other products and services under a single contract. Revenues are recognized upon satisfaction of each of the performance obligations in the contract.

For surgical equipment, in addition to cash and installment sales, revenue is recognized under finance and operating lease arrangements. Arrangements in which Novartis transfers substantially all the risks and rewards incidental to ownership to the customer are treated as finance lease arrangements. Revenue from finance lease arrangements is recognized at amounts equal to the fair value of the equipment, which approximate the present values of the minimum lease payments under the arrangements. As interest rates embedded in lease arrangements are approximately market rates, revenue under finance lease arrangements is comparable to revenue for outright sales. Finance income for arrangements longer than twelve months is deferred and subsequently recognized based on a pattern that approximates the use of the effective interest method and recorded in “Other income”. Operating lease revenue for equipment rentals is recognized on a straight-line basis over the lease term.

The consideration Novartis receives in exchange for its goods or services may be fixed or variable. Variable consideration is only recognized when it is highly probable that a significant reversal will not occur. The most common elements of variable consideration are listed below:

• Rebates and discounts granted to government agencies, wholesalers, retail pharmacies, managed healthcare organizations and other customers are provisioned and recorded as a deduction from revenue at the time the related revenues are recorded or when the incentives are offered. They are calculated on the basis of historical experience and the specific terms in the individual agreements.

• Refunds granted to healthcare providers under innovative pay-for-performance agreements are provisioned and recorded as a revenue deduction at the time the related sales are recorded. They are calculated on the basis of historical experience and clinical data available for the product, as well as the specific terms in the individual agreements. In cases where historical experience and clinical data are not sufficient for a reliable estimation of the outcome, revenue recognition is deferred until the uncertainty is resolved or until such history is available.

• Cash discounts are offered to customers to encourage prompt payment and are provisioned and recorded as revenue deductions at the time the related sales are recorded.

• Shelf stock adjustments are generally granted to customers, primarily of the Sandoz Division, to cover the inventory held by them at the time the price decline becomes effective. Revenue deduction provisions for shelf stock adjustments are recorded when the price decline is anticipated, based on the impact of the price decline on the customer’s estimated inventory levels.

• Sales returns provisions are recognized and recorded as revenue deductions when there is historical experience of Novartis agreeing to customer returns and Novartis can reasonably estimate expected future returns. In doing so, the estimated rate of return is applied, determined based on historical experience of customer returns and considering any other relevant factors. This is applied to the amounts invoiced, also considering the amount of returned products to be destroyed versus products that can be placed back in inventory for resale. Where shipments are made on a re-sale or return basis, without sufficient historical experience for estimating sales returns, revenue is only recorded when there is evidence of consumption or when the right of return has expired.

Provisions for revenue deductions are adjusted to actual amounts as rebates, discounts and returns are processed. The provision represents estimates of the related obligations, requiring the use of judgment when estimating the effect of these sales deductions.

Other revenue

“Other revenue” includes royalty and milestone income from the out-licensing of intellectual property (IP) whenever Novartis retains an interest in the IP through a license and income from profit sharing arrangements with our collaboration partners. Royalty income earned through a license is recognized when the underlying sales have occurred. Milestone income is recognized at the point in time when it is highly probable that the respective milestone event criteria is met, and the risk of reversal of revenue recognition is remote. Other revenue also includes revenue from activities such as manufacturing or other services rendered, to the extent such revenue is not recorded under net sales, and is recognized when control transfers to the third party and our performance obligations are satisfied.

3. Significant transactions

Significant transaction in 2018

Innovative Medicines – Acquisition of Advanced Accelerator Applications S.A.
On October 30, 2017, Novartis entered into a binding memorandum of understanding with Advanced Accelerator Applications S.A., (AAA), a NASDAQ-listed company headquartered in Saint-Genis- Pouilly, France, under which Novartis agreed to commence a tender offer for 100% of the share capital of AAA subject to certain conditions. Novartis commenced the tender offer on December 7, 2017, to purchase all of the outstanding ordinary shares for a price of USD 41 per share and USD 82 per American Depositary Share (ADS), each representing two ordinary shares of AAA. The offer valued AAA’s equity at USD 3.9 billion, on a fully diluted basis.

As of January 19, 2018, the expiration date of the tender offer, approximately 97% of the then outstanding fully diluted ordinary shares, including ordinary shares represented by ADSs (hereinafter collectively referred to as “the outstanding shares”), were validly tendered. On January 22, 2018, Novartis accepted and paid USD 3.9 billion for the outstanding shares tendered in the offer. On January 22, 2018, Novartis commenced a subsequent offering period that expired on January 31, 2018. As of the expiration of the subsequent offering period, an additional 1.8% of the outstanding shares were validly tendered. Novartis accepted and paid approximately USD 60 million, resulting in an increase in Novartis ownership in AAA to 98.7%

The fair value of the total purchase consideration was USD 3.9 billion. The preliminary purchase price allocation resulted in net identifiable assets of approximately USD 2.0 billion, consisting of USD 2.5 billion intangible assets, USD 0.7 billion net deferred tax liabilities and USD 0.2 billion other net assets, and goodwill of approximately USD 1.9 billion. Results of operations since the date of acquisition were not material.

As of June 30, 2018 Novartis held 98.8% of the then outstanding fully diluted ordinary shares, including ordinary shares represented by ADSs.

AAA is a radiopharmaceutical company that develops, produces and commercializes molecular nuclear medicines, including Lutathera (lutetium (177Lu) oxodotreotide), a first-in-class RLT product for neuroendocrine tumors (NETs) and a portfolio of diagnostic products. Radiopharmaceuticals, such as Lutathera, are unique medicinal formulations containing radioisotopes, which are used clinically for both diagnosis and therapy.

Innovative Medicines – Acquisition of AveXis, Inc.
On April 6, 2018, Novartis entered into an agreement and plan of merger with AveXis, Inc., a US-based Nasdaq-listed clinical stage gene therapy company, under which Novartis commenced on April 17, 2018 a tender offer to purchase all outstanding common stock of AveXis, Inc. for USD 218 per share in cash. On May 15, 2018, Novartis completed the acquisition of the common stock of AveXis, Inc. and paid a total of USD 8.7 billion.

The fair value of the total purchase consideration was USD 8.7 billion. The preliminary purchase price allocation resulted in net identifiable assets of approximately USD 6.9 billion, consisting of USD 8.3 billion intangible assets, USD 1.7 billion net deferred tax liabilities and other net assets of USD 0.3 billion, and goodwill of approximately USD 1.8 billion. Results of operations since the date of acquisition were not material.

AveXis, Inc. is a clinical-stage gene therapy company focused on developing and commercializing novel treatments for patients suffering from rare and life-threatening neurological genetic diseases. AveXis, Inc.’s initial product candidate, AVXS-101, is a proprietary gene therapy currently in development for the treatment of spinal muscular atrophy, or SMA Type 1, the leading genetic cause of infant mortality, and SMA Type 2 and SMA Type 3. In addition AveXis, Inc. has a pipeline of other novel treatments for rare neurological diseases, including Rett syndrome (RTT) and a genetic form of amyotrophic lateral sclerosis (ALS) caused by mutations in the superoxide dismutase 1 (SOD1) gene.

Corporate – Divestment of 36.5% stake in GlaxoSmithKline Consumer Healthcare Holdings Ltd.
On March 27, 2018, Novartis entered into an agreement with GlaxoSmithKline plc (GSK) to divest its 36.5% stake in GlaxoSmithKline Consumer Healthcare Holdings Ltd. to GSK for USD 13.0 billion in cash. As a result, Novartis discontinued the use of equity method accounting starting from April 1, 2018.

On June 1, 2018, the transaction closed and Novartis realized a pre-tax gain of USD 5.8 billion, recorded in income from associated companies.

Significant transactions in 2017

Innovative Medicines – Acquisition of Ziarco Group Limited
On January 20, 2017, Novartis acquired Ziarco Group Limited, a privately held company in the United Kingdom, focused on the development of novel treatments in dermatology. This acquisition adds a once daily oral H4 receptor antagonist in development for atopic dermatitis (AD), commonly known as eczema, to complement the Novartis dermatology portfolio and pipeline. The fair value of the total purchase consideration was USD 420 million. The amount consisted of an initial cash payment of USD 325 million and the net present value of the contingent consideration of USD 95 million, due to the Ziarco shareholders, which they are eligible to receive upon achievement of specified development milestones. The purchase price allocation resulted in net identifiable assets of USD 395 million and goodwill of USD 25 million. The 2017 results of operations since the date of acquisition were not material.

Innovative Medicines – Acquisition of Encore Vision, Inc.
On January 20, 2017, Novartis acquired Encore Vision, Inc., a privately-held company in Fort Worth, Texas, USA, focused on the development of a novel treatment in presbyopia. The fair value of the total purchase consideration was USD 456 million. The amount consisted of an initial cash payment of USD 366 million and the net present value of the contingent consideration of USD 90 million, due to the Encore shareholders, which they are eligible to receive upon achievement of specified development and commercialization milestones. The purchase price allocation resulted in net identifiable assets of USD 389 million and goodwill of USD 67 million. The 2017 results of operations since the date of acquisition were not material.

4. Summary of equity attributable to Novartis AG shareholders

	Number of outstanding shares (in millions)			Issued share capital and reserves attributable to Novartis AG shareholders (in USD millions)

	2018	2017	Change	H1 2018	H1 2017	Change

Balance at beginning of year	2 317.5	2 374.1	-56.6	74 168	74 832	-664

Impact of change in accounting policy [1]				60		60

Restated equity at January 1, 2018				74 228	74 832	-604

Shares acquired to be cancelled	-9.2	-41.4	32.2	-700	-3 180	2 480

Other share purchases	-1.4	-2.3	0.9	-100	-174	74

Exercise of options and employee transactions	7.7	4.2	3.5	433	235	198

Equity-based compensation	7.2	8.3	-1.1	356	341	15

Increase of treasury share repurchase obligation under a share buyback trading plan				-363	-2 287	1 924

Transaction costs[2]				-11		-11

Dividends to shareholders of Novartis AG				-6 966	-6 495	-471

Net income of the period attributable to shareholders of Novartis AG				9 793	3 646	6 147

Other comprehensive income attributable to shareholders of Novartis AG				148	3 001	-2 853

Impact of change in ownership of consolidated entities				-3		-3

Balance at June 30	2 321.8	2 342.9	-21.1	76 815	69 919	6 896

[1] The impact of change in accounting policy includes USD 60 million relating to IFRS 15 implementation and USD 177 million relating to IFRS 9 implementation. See Note 2 and Note 7.
[2] Transaction costs directly attributable to the potential distribution (spinoff) of Alcon to Novartis shareholders (see Note 2).

5. Financial instruments

Fair value by hierarchy

The following table illustrates the three hierarchical levels for valuing financial instruments at fair value and those measured at amortized cost as of June 30, 2018 and December 31, 2017. For additional information on the hierarchies and other matters, please refer to the Consolidated Financial Statements in the 2017 Annual Report, published on January 24, 2018.

	Level 1		Level 2		Level 3		Valued at amortized cost or cost		Total

(USD millions)	Jun 30, 2018	Dec 31, 2017	Jun 30, 2018	Dec 31, 2017	Jun 30, 2018	Dec 31, 2017	Jun 30, 2018	Dec 31, 2017	Jun 30, 2018	Dec 31, 2017

Debt securities	299	303	24	25					323	328

Fund investments	34	34							34	34

Total marketable securities	333	337	24	25					357	362

Time deposits with original maturity more than 90 days							53	125	53	125

Derivative financial instruments			186	31					186	31

Accrued interest on debt securities							2	1	2	1

Total marketable securities, time deposits and derivative financial instruments	333	337	210	56			55	126	598	519

Financial investments and long-term loans
Financial investments	820	672			473	437			1 293	1 109

Fund investments					263	166			263	166

Contingent consideration receivables					399	394			399	394

Long-term loans and receivables from customers and finance lease, advances, security deposits							453	574	453	574

Financial investments and long-term loans	820	672			1 135	997	453	574	2 408	2 243

Associated companies at fair value through profit or loss	24	28			187	188			211	216

Contingent consideration receivables short-term						450				450

Contingent consideration payables					-951	-852			-951	-852

Other financial liabilities					-25	-72			-25	-72

Derivative financial instruments			-19	-107					-19	-107

Total financial liabilities at fair value			-19	-107	-976	-924			-995	-1 031

There were no significant transfers from one level to the other and no significant transactions associated with level 3 financial instruments. During the second quarter of 2018, there were several individually non-significant transfers of equity securities from level 3 to level 1 for USD 86 million due to Initial Public Offerings.

The fair value of straight bonds amounted to USD 25.6 billion at June 30, 2018 (USD 23.8 billion at December 31, 2017) compared to the balance sheet value of USD 25.4 billion at June 30, 2018 (USD 23.0 billion at December 31, 2017). For all other financial assets and liabilities, the carrying amount is a reasonable approximation of the fair value. The carrying amount of financial assets included in the line financial investments and long-term loans of USD 2.4 billion at June 30, 2018 (USD 2.2 billion at December 31, 2017) is included in line “financial and other non-current assets” of the consolidated balance sheets.

The Group’s exposure to financial risks has not changed significantly during the period and there have been no major changes to the risk management department or in any risk management policies.

As of January 1, 2018, the Group implemented IFRS 9 Financial Instruments, refer to Note 2 and Note 7 for further details on the implementation impacts.

Non-current financial debt – issuance of bonds

On February 7, 2018, Novartis issued the following straight bonds:

Coupon	Currency	Nominal amount (EUR million)	Maturity year	Issue price	Carrying value Jun 30, 2018 (USD million)

0.5%	EUR	750	2023	99.655%	867

1.375%	EUR	750	2030	99.957%	870

1.7%	EUR	750	2038	99.217%	863

6. Legal proceedings update

A number of Novartis companies are, and will likely continue to be, subject to various legal proceedings, including litigations, arbitrations and governmental investigations, that arise from time to time. Legal proceedings are inherently unpredictable. As a result, the Group may become subject to substantial liabilities that may not be covered by insurance and may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. Note 19 to the Consolidated Financial Statements in our 2017 Annual Report and 2017 Form 20-F contains a summary as of the date of these reports of significant legal proceedings to which Novartis or its subsidiaries were a party. The following is a summary as of July 17, 2018 of significant developments in those proceedings, as well as any new significant proceedings commenced since the date of the 2017 Annual Report and 2017 Form 20-F.

Investigations and related litigations

Greece investigation
Novartis is investigating allegations of potentially inappropriate economic benefits to healthcare professionals, government officials and others in Greece. Novartis is providing information to the Greek authorities investigating these allegations and, in the first quarter of 2018, received a summons by the Greek Body of Prosecution of Financial Crime. Novartis is also responding to a subpoena and document requests from the US Securities and Exchange Commission and the US Department of Justice that it received in 2016 and 2017 in connection with such allegations and is cooperating with their investigation.

In addition to the matter described above, there have been other developments in the other legal matters described in Note 19 to the Consolidated Financial Statements contained in our 2017 Annual Report and 2017 Form 20-F. These do not significantly affect the assessment of management concerning the adequacy of the total provisions recorded for legal proceedings.

7. Impacts of adoption of new IFRS standards

Note 2 explains the changes and new accounting policies introduced on January 1, 2018 resulting from the adoption of the new accounting standards IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers.

The most significant impact from the adoption of IFRS 15 Revenue from Contracts with Customers relates to the timing of the recognition of income from upfront and milestone payments received under co-marketing and co-promotion agreements. Under IFRS 15, as these agreements are accounted for as a right to use license of IP, and the performance obligation to transfer the licenses to the counterparty to the agreement (the licensee) has been satisfied, revenue is recognized at the point in time when the upfront payment is received and when the milestone criteria is highly probable to be met. Under IAS 18, upfront and milestone payments received under co-marketing and co-promotion agreements were deferred and amortized to other revenue over the term of the agreements. Therefore, upon adoption of IFRS 15, the deferred revenue and related deferred taxes, in relation to the upfront payments and milestone payments received, have been derecognized and the impact accordingly recognized to retained earnings in the amount of USD 60 million.

The following table shows the changes to the line items of the January 1, 2018 consolidated balance sheet by the adoption of IFRS 15:

(USD millions)	January 1, 2018	Adjustment IFRS 15	Adjusted January 1, 2018

Assets
Non-current assets
Deferred tax assets	8 229	-4	8 225

Total non-current assets	104 871	-4	104 867

Total assets	133 079	-4	133 075

Equity and liabilities
Equity
Reserves	73 299	60	73 359

Total equity	74 227	60	74 287

Non-current liabilities
Deferred tax liabilities	5 168	12	5 180

Provision and other non-current liabilities	7 057	-69	6 988

Total non-current liabilities	35 449	-57	35 392

Current liabilities
Provision and other current liabilities	11 203	-7	11 196

Total current liabilities	23 403	-7	23 396

Total equity and liabilities	133 079	-4	133 075

The adoption of IFRS 9 Financial Instruments had no impact to the line items of the January 1, 2018 consolidated balance sheet.

The amount by which the line items in the June 30, 2018 consolidated income statement and consolidated statement of cash flow were affected by the application of IFRS 15 Revenue from Contracts with Customers, as compared to IAS 18 Revenues and related interpretations was not significant.

The transition impact of IFRS 9 Financial Instruments was from the previously recognized unrealized gains accumulated in Other Comprehensive Income (OCI) in equity related to fund investments (USD 75 m) and on equity securities held by the Novartis Venture Fund (USD 102 m). The total amount of USD 177 million was transferred from OCI reserves into retained earnings on January 1, 2018. With the adoption of IFRS 9, from January 1, 2018, these investments are measured at fair value through profit and loss (formerly under IAS 39 measured at fair value through OCI (FVOCI), with impairments recognized in profit and loss and gains recycled out of OCI to profit and loss at the date the financial instrument was divested).

There was no transition impact on financial instruments held for long-term purposes, recorded as long-term financial assets on the consolidated balance sheet, where the irrevocable FVOCI option was applied, as they continue to be measured at fair value through OCI. In subsequent periods, upon a divestment of these investments, the OCI reserves amount will be transferred directly to retained earnings. Prior to the adoption of IFRS 9, unrealized gains recognized in OCI reserves were recycled to profit and loss.

There is no significant impact from the new expected credit loss (ECL) impairment model under IFRS 9 to the Group’s allowances and provisions for trade receivable, finance lease receivables and other short- and long-term receivables.

The following table shows the changes to the line items of the January 1, 2018 consolidated statement of changes in equity by the adoption of IFRS 9 and IFRS 15:

(USD millions)	January 1, 2018	Adjustment IFRS 9	Adjustment IFRS 15	Adjusted January 1, 2018

Retained earnings	77 639	177	60	77 876

Total fair value adjustments	-4 340	-177		-4 517

Total equity	74 227		60	74 287

The following condensed table shows the changes to the line items of the January 1, 2018 financial instruments additional disclosures table by the adoption of IFRS 9:

(USD millions)	Carrying value January 1, 2018	Reclassi- fications	Adjusted carrying value January 1, 2018	Retained earnings effect January 1, 2018	OCI reserves effect January 1, 2018

Cash and cash equivalents	8 860		8 860

Financial assets - measured at fair value through other comprehensive income
Marketable securities
Debt securities	328		328

Fund investments	34	-34

Total marketable securities	362	-34	328

Long-term financial investments
Equity securities	1 109	-386	723	102	-102

Fund investments	166	-166		75	-75

Total long-term financial investments	1 275	-552	723	177	-177

Total financial assets - measured at fair value through other comprehensive income	1 637	-586	1 051	177	-177

Financial assets - measured at amortized costs	11 350		11 350

Financial assets - measured at fair value through the consolidated income statement	1 091	586	1 677

Total financial assets	22 938		22 938	177	-177

Financial liabilities - measured at amortized costs	33 594		33 594

Financial liabilities - measured at fair value through the consolidated income statement	1 031		1 031

Total financial liabilities	34 625		34 625

8. Transactions with related parties

A Group subsidiary has provided an uncommitted overnight credit facility to the Novartis Pension Fund, Switzerland, for up to USD 500 million at USD Fed Fund rate. This credit facility has not been utilized during the year and there are no outstanding balances.

9. Segmentation of key figures

The businesses of Novartis are divided operationally on a worldwide basis into three identified reporting segments, Innovative Medicines, Sandoz and Alcon. In addition, we separately report Corporate activities.

Reporting segments are presented in a manner consistent with the internal reporting to the chief operating decision maker which is the Executive Committee of Novartis. The reporting segments are managed separately because they each research, develop, manufacture, distribute and sell distinct products that require differing marketing strategies.

The Executive Committee of Novartis is responsible for allocating resources and assessing the performance of the reporting segments.

Following the internal reorganization, announced on October 24, 2017 and January 24, 2018, which was effective as of January 1, 2018, the reporting of the financial results of the reporting segments Innovative Medicines and Alcon have been adapted. The restatements reflect, in all years presented, the transfers of the Innovative Medicine Division ophthalmic over the counter products, together with a small portfolio of surgical diagnostics products to the Alcon Division. In order to comply with International Financial Reporting Standards (IFRS), Novartis has restated its consolidated income statement and balance sheet disclosures by segment to reflect this internal reorganization. This restatement had no impact on the reported financial results of the Sandoz Division, Corporate or the total Group.

Innovative Medicines researches, develops, manufactures, distributes and sells patented prescription medicines. The Innovative Medicines Division is organized into two global business units: Novartis Oncology, which consists of the global business franchise Oncology and Novartis Pharmaceuticals, which consists of the global business franchises Ophthalmology, Neuroscience, Immunology, Hepatology and Dermatology, Respiratory, Cardio-Metabolic and Established Medicines.

Sandoz develops, manufactures, distributes and sells prescription medicines, as well as pharmaceutical active substances, that are not protected by valid and enforceable third-party patents. Sandoz is organized globally in three franchises: Retail Generics, Anti-Infectives and Biopharmaceuticals. In Retail Generics, Sandoz develops, manufactures and markets active ingredients and finished dosage forms of pharmaceuticals to third parties. Retail Generics includes the areas of dermatology, respiratory, oncology, ophthalmics, cardiovascular, metabolism, central nervous system, pain, gastrointestinal, and hormonal therapies, as well as finished dosage form anti-infectives sold to third parties. In Anti- Infectives, Sandoz manufactures active pharmaceutical ingredients and intermediates, mainly antibiotics, for internal use by Retail Generics and for sale to third party customers. In Biopharmaceuticals, Sandoz develops, manufactures and markets protein or other biotechnology-based products, including biosimilars, and provides biotechnology manufacturing services to other companies.

Alcon researches, discovers, develops, manufactures, distributes and sells eye care products. Alcon is the global leader in eye care with product offerings in eye care devices and vision care. Alcon is organized into two global business franchises: Surgical and Vision Care. The Surgical franchise includes technologies and devices for cataract, retinal, glaucoma and refractive surgery, as well as intraocular lenses to treat cataract and refractive errors, like presbyopia and astigmatism. Alcon also provides viscoelastics, surgical solutions, surgical packs, and other disposable products for cataract and vitreoretinal surgery. The Vision Care franchise comprises daily disposable, monthly replacement, and color-enhancing contact lenses, a complete line of contact lens care products including multi-purpose and hydrogen-peroxide based solutions, rewetting drops and daily protein removers as well as a range of over-the-counter dry eye, eye allergy relievers and ocular vitamin products.

The divisions are supported by Novartis Institute for BioMedical Research, Global Drug Development, Novartis Technical Operations and Novartis Business Services. Corporate activities include Group headquarter functions and items that are not specific to one segment. Further details are provided in Note 3 to the Consolidated Financial Statements of the Annual Report 2017.

Segmentation – Consolidated income statement – Second quarter

	Innovative Medicines		Sandoz		Alcon		Corporate (including eliminations)		Group

(USD millions)	Q2 2018	Q2 2017 restated [1]	Q2 2018	Q2 2017	Q2 2018	Q2 2017 restated [1]	Q2 2018	Q2 2017	Q2 2018	Q2 2017

Net sales to third parties	8 876	8 084	2 463	2 451	1 819	1 707			13 158	12 242

Sales to other segments	177	157	34	35		1	-211	-193

Net sales	9 053	8 241	2 497	2 486	1 819	1 708	-211	-193	13 158	12 242

Other revenues	285	220	6	9		1	3	22	294	252

Cost of goods sold	-2 359	-2 162	-1 404	-1 415	-939	-895	225	214	-4 477	-4 258

Gross profit	6 979	6 299	1 099	1 080	880	814	17	43	8 975	8 236

Selling, General & Administration	-2 778	-2 496	-593	-524	-698	-649	-124	-137	-4 193	-3 806

Research & Development	-1 931	-1 739	-195	-195	-150	-128			-2 276	-2 062

Other income	297	272	127	41	62	7	57	160	543	480

Other expense	-315	-309	-110	-72	-29	-15	-111	-172	-565	-568

Operating income	2 252	2 027	328	330	65	29	-161	-106	2 484	2 280

as % of net sales	25.4%	25.1%	13.3%	13.5%	3.6%	1.7%			18.9%	18.6%

Income from associated companies		-1	4	21			5 928	195	5 932	215

Interest expense									-244	-192

Other financial income and expense, net									47	12

Income before taxes									8 219	2 315

Taxes									-451	-336

Net income									7 768	1 979

[1] Restated to reflect the product transfers between Innovative Medicines and Alcon divisions announced on October 24, 2017 and January 24, 2018.

Segmentation – Consolidated income statement – First half

	Innovative Medicines		Sandoz		Alcon		Corporate (including eliminations)		Group

(USD millions)	H1 2018	H1 2017 restated [1]	H1 2018	H1 2017	H1 2018	H1 2017 restated [1]	H1 2018	H1 2017	H1 2018	H1 2017

Net sales to third parties	17 274	15 602	4 980	4 881	3 598	3 298			25 852	23 781

Sales to other segments	345	331	91	62	3	2	-439	-395

Net sales	17 619	15 933	5 071	4 943	3 601	3 300	-439	-395	25 852	23 781

Other revenues	508	437	10	19		1	11	41	529	498

Cost of goods sold	-4 632	-4 230	-2 802	-2 805	-1 859	-1 763	461	435	-8 832	-8 363

Gross profit	13 495	12 140	2 279	2 157	1 742	1 538	33	81	17 549	15 916

Selling, General & Administration	-5 333	-4 782	-1 195	-1 033	-1 337	-1 254	-251	-209	-8 116	-7 278

Research & Development	-3 714	-3 600	-394	-381	-288	-250			-4 396	-4 231

Other income	508	557	240	51	81	21	121	296	950	925

Other expense	-569	-608	-193	-121	-43	-28	-251	-373	-1 056	-1 130

Operating income	4 387	3 707	737	673	155	27	-348	-205	4 931	4 202

as % of net sales	25.4%	23.8%	14.8%	13.8%	4.3%	0.8%			19.1%	17.7%

Income from associated companies		-1	4	22			6 080	409	6 084	430

Interest expense									-468	-372

Other financial income and expense, net									81	2

Income before taxes									10 628	4 262

Taxes									-832	-618

Net income									9 796	3 644

[1] Restated to reflect the product transfers between Innovative Medicines and Alcon divisions announced on October 24, 2017 and January 24, 2018.

Segmentation – Additional balance sheet disclosure

	Innovative Medicines		Sandoz		Alcon		Corporate (including eliminations)		Group

(USD millions)	Jun 30, 2018	Dec 31, 2017 restated [1]	Jun 30, 2018	Dec 31, 2017	Jun 30, 2018	Dec 31, 2017 restated [1]	Jun 30, 2018	Dec 31, 2017	Jun 30, 2018	Dec 31, 2017

Net operating assets	54 529	41 200	14 622	14 772	21 185	21 539			96 111	93 274

Included in net operating assets are:
Property, plant & equipment	10 496	10 857	2 393	2 525	2 426	2 403	642	679	15 957	16 464

Goodwill	18 186	14 637	8 078	8 210	8 895	8 895	8	8	35 167	31 750

Intangible assets other than goodwill[2]	25 709	15 517	2 528	2 783	8 202	8 698	3 004	2 999	39 443	29 997

[1] Restated to reflect the product transfers between Innovative Medicines and Alcon divisions announced on October 24, 2017 and January 24, 2018.
[2] Corporate includes the Alcon brand name of USD 2 980 million.

Segmentation – Net sales by region1 – Second quarter

	Q2 2018	Q2 2017 restated [2]	% change		Q2 2018	Q2 2017

	USD m	USD m	USD	cc 3	% of total	% of total

Innovative Medicines

Europe	3 112	2 727	14	8	35	34

US	3 023	2 786	9	9	34	34

Asia/Africa/Australasia	2 060	1 916	8	5	23	24

Canada and Latin America	681	655	4	12	8	8

Total	8 876	8 084	10	8	100	100

Of which in Established Markets	6 663	6 066	10	6	75	75

Of which in Emerging Growth Markets	2 213	2 018	10	11	25	25

Sandoz

Europe	1 237	1 096	13	7	50	45

US	692	820	-16	-16	28	33

Asia/Africa/Australasia	341	340	0	-2	14	14

Canada and Latin America	193	195	-1	1	8	8

Total	2 463	2 451	0	-2	100	100

Of which in Established Markets	1 812	1 800	1	-3	74	73

Of which in Emerging Growth Markets	651	651	0	1	26	27

Alcon

Europe	461	432	7	1	25	25

US	750	712	5	5	41	42

Asia/Africa/Australasia	449	409	10	7	25	24

Canada and Latin America	159	154	3	8	9	9

Total	1 819	1 707	7	5	100	100

Of which in Established Markets	1 376	1 300	6	4	76	76

Of which in Emerging Growth Markets	443	407	9	9	24	24

Group

Europe	4 810	4 255	13	7	37	35

US	4 465	4 318	3	3	34	35

Asia/Africa/Australasia	2 850	2 665	7	4	22	22

Canada and Latin America	1 033	1 004	3	9	7	8

Total	13 158	12 242	7	5	100	100

Of which in Established Markets	9 851	9 166	7	4	75	75

Of which in Emerging Growth Markets	3 307	3 076	8	9	25	25

[1] Net sales from operations by location of third party customer. Emerging Growth Markets comprise all markets other than the Established Markets of the US, Canada, Western Europe, Japan, Australia and New Zealand.

[2] Restated to reflect the product transfers between Innovative Medicines and Alcon divisions, announced on October 24, 2017 and January 24, 2018. This restatement had no impact on Sandoz or total Group.

[3] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 54.

Segmentation – Net sales by region1 – First half

	H1 2018	H1 2017 restated [2]	% change		H1 2018	H1 2017

	USD m	USD m	USD	cc 3	% of total	% of total

Innovative Medicines

Europe	6 204	5 312	17	7	36	34

US	5 675	5 267	8	8	33	34

Asia/Africa/Australasia	4 049	3 753	8	4	23	24

Canada and Latin America	1 346	1 270	6	11	8	8

Total	17 274	15 602	11	7	100	100

Of which in Established Markets	12 873	11 656	10	5	75	75

Of which in Emerging Growth Markets	4 401	3 946	12	10	25	25

Sandoz

Europe	2 529	2 165	17	7	51	44

US	1 400	1 684	-17	-17	28	35

Asia/Africa/Australasia	664	660	1	-3	13	14

Canada and Latin America	387	372	4	5	8	7

Total	4 980	4 881	2	-3	100	100

Of which in Established Markets	3 668	3 601	2	-4	74	74

Of which in Emerging Growth Markets	1 312	1 280	3	0	26	26

Alcon

Europe	944	849	11	2	26	26

US	1 462	1 382	6	6	41	42

Asia/Africa/Australasia	879	772	14	9	24	23

Canada and Latin America	313	295	6	8	9	9

Total	3 598	3 298	9	6	100	100

Of which in Established Markets	2 718	2 531	7	4	76	77

Of which in Emerging Growth Markets	880	767	15	12	24	23

Group

Europe	9 677	8 326	16	6	37	35

US	8 537	8 333	2	2	33	35

Asia/Africa/Australasia	5 592	5 185	8	4	22	22

Canada and Latin America	2 046	1 937	6	9	8	8

Total	25 852	23 781	9	5	100	100

Of which in Established Markets	19 259	17 788	8	3	74	75

Of which in Emerging Growth Markets	6 593	5 993	10	8	26	25

[1] Net sales from operations by location of third party customer. Emerging Growth Markets comprise all markets other than the Established Markets of the US, Canada, Western Europe, Japan, Australia and New Zealand.

[2] Restated to reflect the product transfers between Innovative Medicines and Alcon divisions, announced on October 24, 2017 and January 24, 2018. This restatement had no impact on Sandoz or total Group.

[3] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 54.

Segmentation – Net sales by business franchise

Innovative Medicines net sales by business franchise – Second quarter

	Q2 2018	Q2 2017 restated [1]	% change	% change
	USD m	USD m	USD	cc 4

Oncology
Tasigna	488	463	5	4

Gleevec/Glivec	416	506	-18	-20

Sandostatin	399	404	-1	-2

Afinitor/Votubia	408	385	6	5

Tafinlar + Mekinist	284	216	31	28

Exjade/Jadenu	289	267	8	6

Promacta/Revolade	292	210	39	38

Jakavi	239	186	28	24

Votrient	219	204	7	6

Kisqali	59	8	nm	nm

Lutathera	24	0	nm	nm

Kymriah	16	0	nm	nm

Other	300	225	33	31

Total Oncology business unit	3 433	3 074	12	10

Ophthalmology
Lucentis	515	477	8	4

Travoprost Group	134	142	-6	-7

Topical Olopatadine Group	58	76	-24	-25

Other	473	491	-4	-4

Total Ophthalmology	1 180	1 186	-1	-3

Neuroscience
Gilenya	866	837	3	1

Other	23	27	-15	-21

Total Neuroscience	889	864	3	1

Immunology, Hepatology and Dermatology
Cosentyx	701	490	43	40

Ilaris	132	98	35	34

Other	0	1	-100	-100

Total Immunology, Hepatology and Dermatology	833	589	41	39

Respiratory
Ultibro Breezhaler	116	99	17	11

Seebri Breezhaler	39	36	8	2

Onbrez Breezhaler	27	28	-4	-6

Subtotal COPD[2] portfolio	182	163	12	6

Xolair[3]	261	226	15	12

Other	6	4	50	30

Total Respiratory	449	393	14	9

Cardio-Metabolic
Entresto	239	110	117	113

Other	6	3	100	52

Total Cardio-Metabolic	245	113	117	111

Established Medicines
Galvus Group	332	310	7	7

Diovan Group	244	240	2	0

Exforge Group	250	239	5	2

Neoral/Sandimmun(e)	120	123	-2	-6

Voltaren/Cataflam	114	109	5	4

Zortress/Certican	115	100	15	12

Other	672	744	-10	-11

Total Established Medicines	1 847	1 865	-1	-2

Total Pharmaceuticals business unit	5 443	5 010	9	6

Total Division net sales	8 876	8 084	10	8

[1] Restated to reflect the product transfers between Innovative Medicines and Alcon divisions announced on October 24, 2017 and January 24, 2018.
[2] Chronic Obstructive Pulmonary Disease
[3] Net sales reflect Xolair sales for all indications (e.g. including Xolair SAA and Xolair CSU, which is managed by the Immunology, Hepatology and Dermatology franchise).
[4] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 54.

nm = not meaningful

Innovative Medicines net sales by business franchise – First half

	H1 2018	H1 2017 restated [1]	% change	% change
	USD m	USD m	USD	cc 4

Oncology
Tasigna	954	874	9	6

Gleevec/Glivec	808	1 050	-23	-26

Sandostatin	799	789	1	-1

Afinitor/Votubia	783	729	7	5

Tafinlar + Mekinist	551	403	37	31

Exjade/Jadenu	550	514	7	4

Promacta/Revolade	549	385	43	39

Jakavi	473	348	36	27

Votrient	433	382	13	10

Kisqali	103	15	nm	nm

Lutathera	30	0	nm	nm

Kymriah	28	0	nm	nm

Other	563	441	28	22

Total Oncology business unit	6 624	5 930	12	8

Ophthalmology
Lucentis	1 035	922	12	5

Travoprost Group	258	290	-11	-14

Topical Olopatadine Group	154	176	-13	-15

Other	890	945	-6	-8

Total Ophthalmology	2 337	2 333	0	-4

Neuroscience
Gilenya	1 687	1 559	8	5

Other	43	51	-16	-21

Total Neuroscience	1 730	1 610	7	4

Immunology, Hepatology and Dermatology
Cosentyx	1 281	900	42	38

Ilaris	258	180	43	40

Other	0	1	-100	-100

Total Immunology, Hepatology and Dermatology	1 539	1 081	42	38

Respiratory
Ultibro Breezhaler	222	190	17	7

Seebri Breezhaler	77	72	7	-1

Onbrez Breezhaler	54	56	-4	-9

Subtotal COPD[2] portfolio	353	318	11	2

Xolair[3]	516	428	21	13

Other	13	11	18	6

Total Respiratory	882	757	17	8

Cardio-Metabolic
Entresto	439	194	126	119

Other	10	7	43	38

Total Cardio-Metabolic	449	201	123	116

Established Medicines
Galvus Group	650	596	9	6

Diovan Group	509	482	6	2

Exforge Group	498	467	7	1

Neoral/Sandimmun(e)	235	238	-1	-6

Voltaren/Cataflam	229	228	0	-3

Zortress/Certican	224	191	17	12

Other	1 368	1 488	-8	-11

Total Established Medicines	3 713	3 690	1	-3

Total Pharmaceuticals business unit	10 650	9 672	10	6

Total Division net sales	17 274	15 602	11	7

[1] Restated to reflect the product transfers between Innovative Medicines and Alcon divisions announced on October 24, 2017 and January 24, 2018.
[2] Chronic Obstructive Pulmonary Disease
[3] Net sales reflect Xolair sales for all indications (e.g. including Xolair SAA and Xolair CSU, which is managed by the Immunology, Hepatology and Dermatology franchise).
[4] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 54.

nm = not meaningful

Sandoz net sales by business franchise – Second quarter

	Q2 2018 USD m	Q2 2017 USD m

Retail Generics[1]	1 955	2 067

Biopharmaceuticals	363	260

Anti-Infectives	145	124

Total Division net sales	2 463	2 451

1 Of which USD 187 million (2017: USD 195 million) represents Anti-Infectives sold under Sandoz name.

Sandoz net sales by business franchise – First half

	H1 2018 USD m	H1 2017 USD m

Retail Generics[1]	3 997	4 105

Biopharmaceuticals	698	534

Anti-Infectives	285	242

Total Division net sales	4 980	4 881

1 Of which USD 417 million (2017: USD 424 million) represents Anti-Infectives sold under Sandoz name.

Alcon net sales by business franchise – Second quarter

	Q2 2018	Q2 2017 restated [1]
	USD m	USD m

Surgical
Consumables	578	538

Implantables	298	260

Equipment/Other	154	140

Total Surgical	1 030	938

Vision Care
Contact lenses	478	456

Ophthalmic OTC	176	177

Contact lens care	135	136

Total Vision Care	789	769

Total Division net sales	1 819	1 707

[1] Restated to reflect the product transfers between Innovative Medicines and Alcon divisions, announced on October 24, 2017 and January 24, 2018.

Alcon net sales by business franchise – First half

	H1 2018	H1 2017 restated [1]
	USD m	USD m

Surgical
Consumables	1 119	1 032

Implantables	577	494

Equipment/Other	311	274

Total Surgical	2 007	1 800

Vision Care
Contact lenses	987	909

Ophthalmic OTC	345	335

Contact lens care	259	254

Total Vision Care	1 591	1 498

Total Division net sales	3 598	3 298

[1] Restated to reflect the product transfers between Innovative Medicines and Alcon divisions, announced on October 24, 2017 and January 24, 2018.

Net sales of the top 20 Innovative Medicines products in 2018 – Second quarter

			US		Rest of world		Total

Brands	Business Franchise	Indication	USD m	% change in constant currencies [2]	USD m	% change in constant currencies [2]	USD m	% change in USD	% change in constant currencies [2]

Gilenya	Neuroscience	Relapsing multiple sclerosis	468	-2	398	6	866	3	1

Cosentyx	Immunology, Hepatology and Dermatology	Psoriasis, ankylosing spondylitis and psoriatic arthritis	409	33	292	53	701	43	40

Lucentis	Ophthalmology	Age-related macular degeneration			515	4	515	8	4

Tasigna	Oncology	Chronic myeloid leukemia	219	6	269	2	488	5	4

Gleevec/Glivec	Oncology	Chronic myeloid leukemia and GIST	109	-39	307	-10	416	-18	-20

Sandostatin	Oncology	Carcinoid tumors and Acromegaly	208	0	191	-4	399	-1	-2

Afinitor/Votubia	Oncology	Breast cancer / TSC	242	15	166	-7	408	6	5

Galvus Group	Established Medicines	Diabetes			332	7	332	7	7

Tafinlar + Mekinist	Oncology	Melanoma	115	34	169	25	284	31	28

Exjade/Jadenu	Oncology	Chronic iron overload	137	5	152	8	289	8	6

Promacta/Revolade	Oncology	Immune thrombocytopenic purpura	147	35	145	42	292	39	38

Xolair[1]	Respiratory	Asthma			261	12	261	15	12

Diovan Group	Established Medicines	Hypertension	20	-5	224	0	244	2	0

Exforge Group	Established Medicines	Hypertension	5	0	245	2	250	5	2

Jakavi	Oncology	Myelofibrosis			239	24	239	28	24

Entresto	Cardio-Metabolic	Chronic Heart Failure	129	95	110	145	239	117	113

Votrient	Oncology	Renal cell carcinoma	108	1	111	11	219	7	6

Travoprost Group	Ophthalmology	Reduction of elevated intraocular pressure	50	2	84	-13	134	-6	-7

Ilaris	Immunology, Hepatology and Dermatology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD and Gout)	61	30	71	38	132	35	34

Neoral/Sandimmun(e)	Immunology, Hepatology and Dermatology	Transplantation	7	-30	113	-5	120	-2	-6

Top 20 products total			2 434	10	4 394	9	6 828	11	9

Rest of portfolio			589	4	1 459	2	2 048	5	3

Total Division sales			3 023	9	5 853	7	8 876	10	8

[1] Net sales reflect Xolair sales for all indications (e.g. including Xolair SAA and Xolair CSU, which is managed by the Immunology, Hepatology and Dermatology franchise).
[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 54.

Net sales of the top 20 Innovative Medicines products in 2018 – First half

			US		Rest of world		Total

Brands	Business Franchise	Indication	USD m	% change in constant currencies [2]	USD m	% change in constant currencies [2]	USD m	% change in USD	% change in constant currencies [2]

Gilenya	Neuroscience	Relapsing multiple sclerosis	884	4	803	5	1 687	8	5

Cosentyx	Immunology, Hepatology and Dermatology	Psoriasis, ankylosing spondylitis and psoriatic arthritis	728	29	553	53	1 281	42	38

Lucentis	Ophthalmology	Age-related macular degeneration			1 035	5	1 035	12	5

Tasigna	Oncology	Chronic myeloid leukemia	417	8	537	4	954	9	6

Gleevec/Glivec	Oncology	Chronic myeloid leukemia and GIST	219	-39	589	-20	808	-23	-26

Sandostatin	Oncology	Carcinoid tumors and Acromegaly	404	-3	395	1	799	1	-1

Afinitor/Votubia	Oncology	Breast cancer / TSC	454	16	329	-8	783	7	5

Galvus Group	Established Medicines	Diabetes			650	6	650	9	6

Tafinlar + Mekinist	Oncology	Melanoma	218	37	333	26	551	37	31

Exjade/Jadenu	Oncology	Chronic iron overload	253	4	297	4	550	7	4

Promacta/Revolade	Oncology	Immune thrombocytopenic purpura	271	36	278	43	549	43	39

Xolair[1]	Respiratory	Asthma			516	13	516	21	13

Diovan Group	Established Medicines	Hypertension	41	-7	468	2	509	6	2

Exforge Group	Established Medicines	Hypertension	9	-44	489	3	498	7	1

Jakavi	Oncology	Myelofibrosis			473	27	473	36	27

Entresto	Cardio-Metabolic	Chronic Heart Failure	238	93	201	165	439	126	119

Votrient	Oncology	Renal cell carcinoma	212	8	221	12	433	13	10

Travoprost Group	Ophthalmology	Reduction of elevated intraocular pressure	98	-8	160	-17	258	-11	-14

Ilaris	Immunology, Hepatology and Dermatology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD and Gout)	117	31	141	49	258	43	40

Neoral/Sandimmun(e)	Immunology, Hepatology and Dermatology	Transplantation	16	-20	219	-5	235	-1	-6

Top 20 products total			4 579	10	8 687	8	13 266	13	9

Rest of portfolio			1 096	-1	2 912	0	4 008	4	0

Total Division sales			5 675	8	11 599	6	17 274	11	7

[1] Net sales reflect Xolair sales for all indications (e.g. including Xolair SAA and Xolair CSU, which is managed by the Immunology, Hepatology and Dermatology franchise).
[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 54.

Segmentation – Other revenue – Second quarter

	Innovative Medicines		Sandoz		Alcon		Corporate		Group

(USD millions)	Q2 2018	Q2 2017	Q2 2018	Q2 2017	Q2 2018	Q2 2017	Q2 2018	Q2 2017	Q2 2018	Q2 2017

Profit sharing income	170	153	1	1					171	154

Royalty income	42	46	2	6		1	3	22	47	75

Milestone income	70	11	2						72	11

Other[1]	3	10	1	2					4	12

Total other revenues	285	220	6	9		1	3	22	294	252

[1] Other includes revenue from activities such as manufacturing or other services rendered, to the extent such revenue is not recorded under net sales.

Segmentation – Other revenue – First half

	Innovative Medicines		Sandoz		Alcon		Corporate		Group

(USD millions)	H1 2018	H1 2017	H1 2018	H1 2017	H1 2018	H1 2017	H1 2018	H1 2017	H1 2018	H1 2017

Profit sharing income	330	312	1	2					331	314

Royalty income	85	87	3	13		1	11	41	99	142

Milestone income	78	19	3						81	19

Other[1]	15	19	3	4					18	23

Total other revenues	508	437	10	19		1	11	41	529	498

[1] Other includes revenue from activities such as manufacturing or other services rendered, to the extent such revenue is not recorded under net sales.

SUPPLEMENTARY INFORMATION (unaudited)

Non-IFRS disclosures

Core results

The Group’s core results – including core operating income, core net income and core earnings per share – exclude fully the amortization and impairment charges of intangible assets, excluding software, fair value adjustments on equity securities and fund investments held for strategic purposes and certain acquisition related items. The following items that exceed a threshold of USD 25 million are also excluded: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal related items, impairments of property, plant and equipment and financial assets, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a USD 25 million threshold.

Novartis believes that investor understanding of the Group’s performance is enhanced by disclosing core measures of performance because, since they exclude items which can vary significantly from year to year, the core measures enable better comparison of business performance across years. For this same reason, Novartis uses these core measures in addition to IFRS and other measures as important factors in assessing the Group’s performance.

The following are examples of how these core measures are utilized:

• In addition to monthly reports containing financial information prepared under International Financial Reporting Standards (IFRS), senior management receives a monthly analysis incorporating these core measures.

• Annual budgets are prepared for both IFRS and core measures.

Despite the use of these measures by management in setting goals and measuring the Group’s performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS. As a result, such measures have limits in usefulness to investors.

Because of their non-standardized definitions, the core measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These core measures are presented solely to permit investors to more fully understand how the Group’s management assesses underlying performance. These core measures are not, and should not be viewed as, a substitute for IFRS measures.

As an internal measure of Group performance, these core measures have limitations, and the Group’s performance management process is not solely restricted to these metrics. A limitation of the core measures is that they provide a view of the Group’s operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets and restructurings.

Constant currencies

Changes in the relative values of non-US currencies to the US dollar can affect the Group’s financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.

Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding the impact of fluctuations in exchanges rates:

• the impact of translating the income statements of consolidated entities from their non-USD functional currencies to USD; and

• the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.

We calculate constant currency measures by translating the current year’s foreign currency values for sales and other income statement items into USD using the average exchange rates from the prior year and comparing them to the prior year values in USD.

We use these constant currency measures in evaluating the Group’s performance, since they may assist us in evaluating our ongoing performance from year to year. However, in performing our evaluation, we also consider equivalent measures of performance which are not affected by changes in the relative value of currencies.

Growth rate calculation

For ease of understanding, Novartis uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.

Net debt and free cash flow

Net debt and free cash flow are non-IFRS financial measures, which means they should not be interpreted as measures determined under IFRS. Net debt is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet. Free cash flow is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is a measure of the net cash generated that is available for debt repayment, investment in strategic opportunities and for returning to shareholders. The definition of free cash flow used by Novartis does not include amounts related to changes in investments in associated companies nor related to acquisitions or divestments of subsidiaries. Free cash flow is not intended to be a substitute measure for cash flow from operating activities as determined under IFRS.

CORE RESULTS –Reconciliation from IFRS results to core results – Group – Second quarter

	Innovative Medicines		Sandoz		Alcon		Corporate		Group

(USD millions unless indicated otherwise)	Q2 2018	Q2 2017 restated [1]	Q2 2018	Q2 2017	Q2 2018	Q2 2017 restated [1]	Q2 2018	Q2 2017	Q2 2018	Q2 2017

IFRS Operating income	2 252	2 027	328	330	65	29	-161	-106	2 484	2 280

Amortization of intangible assets	520	519	95	112	253	256			868	887

Impairments

Intangible assets	61	4	20	30	39				120	34

Property, plant & equipment related to the Group-wide rationalization of manufacturing sites	97		38	1					135	1

Other property, plant & equipment	7	-8		13					7	5

Financial assets[2]								28		28

Total impairment charges	165	-4	58	44	39			28	262	68

Acquisition or divestment of businesses and related items

- Income							-8	-29	-8	-29

- Expense	63	5					9	45	72	50

Total acquisition or divestment of businesses and related items, net	63	5					1	16	64	21

Other items

Divestment gains	-201	-159					-14		-215	-159

Financial assets - fair value adjustments[2]	5				-49		14		-30

Restructuring and related items

- Income	-5	-9	-2	-2	-2		-2		-11	-11

- Expense	51	87	43	13	6	6	16	5	116	111

Legal-related items

- Income			-63						-63

- Expense	9	16			9				18	16

Additional income	-8	-40					-1		-9	-40

Additional expense	3	54	21		17		16	8	57	62

Total other items	-146	-51	-1	11	-19	6	29	13	-137	-21

Total adjustments	602	469	152	167	273	262	30	57	1 057	955

Core operating income	2 854	2 496	480	497	338	291	-131	-49	3 541	3 235

as % of net sales	32.2%	30.9%	19.5%	20.3%	18.6%	17.0%			26.9%	26.4%

Income from associated companies		-1	4	21			5 928	195	5 932	215

Core adjustments to income from associated companies, net of tax		1					-5 701	109	-5 701	110

Interest expense									-244	-192

Other financial income and expense									47	12

Taxes, adjusted for above items (core taxes)									-564	-514

Core net income									3 011	2 866

Core net income attributable to shareholders of Novartis AG									3 011	2 867

Core basic EPS (USD)[3]									1.29	1.22

[1] Restated to reflect the product transfers between Innovative Medicines and Alcon announced on October 24, 2017 and January 24, 2018.
[2] For Financial instruments accounted for as fair value through profit and loss, as of January 1, 2018, unrealized gains/losses on financial assets are shown under Financial assets - fair value adjustments, due to the change in IFRS 9 (see Note 2).

[3] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS –Reconciliation from IFRS results to core results – Group – First half

	Innovative Medicines		Sandoz		Alcon		Corporate		Group

(USD millions unless indicated otherwise)	H1 2018	H1 2017 restated [1]	H1 2018	H1 2017	H1 2018	H1 2017 restated [1]	H1 2018	H1 2017	H1 2018	H1 2017

IFRS Operating income	4 387	3 707	737	673	155	27	-348	-205	4 931	4 202

Amortization of intangible assets	1 036	1 022	192	223	508	511			1 736	1 756

Impairments

Intangible assets	62	503	34	31	39				135	534

Property, plant & equipment related to the Group-wide rationalization of manufacturing sites	98		39						137

Other property, plant & equipment	9	-8		13					9	5

Financial assets[2]								50		50

Total impairment charges	169	495	73	44	39			50	281	589

Acquisition or divestment of businesses and related items

- Income		-1					-16	-69	-16	-70

- Expense	86	13					22	84	108	97

Total acquisition or divestment of businesses and related items, net	86	12					6	15	92	27

Other items

Divestment gains	-277	-340	-78				-45		-400	-340

Financial assets - fair value adjustments[2]	-78				-59		32		-105

Restructuring and related items

- Income	-8	-15	-2	-2	-2	-1	-2		-14	-18

- Expense	99	161	69	19	9	17	47	13	224	210

Legal-related items

- Income		-1	-63						-63	-1

- Expense	19	16	30		17				66	16

Additional income	-30	-343				-5			-30	-348

Additional expense	82	137	21		31		29	15	163	152

Total other items	-193	-385	-23	17	-4	11	61	28	-159	-329

Total adjustments	1 098	1 144	242	284	543	522	67	93	1 950	2 043

Core operating income	5 485	4 851	979	957	698	549	-281	-112	6 881	6 245

as % of net sales	31.8%	31.1%	19.7%	19.6%	19.4%	16.6%			26.6%	26.3%

Income from associated companies		-1	4	22			6 080	409	6 084	430

Core adjustments to income from associated companies, net of tax		1					-5 478	246	-5 478	247

Interest expense									-468	-372

Other financial income and expense									81	2

Taxes, adjusted for above items (core taxes)									-1 107	-996

Core net income									5 993	5 556

Core net income attributable to shareholders of Novartis AG									5 990	5 558

Core basic EPS (USD)[3]									2.58	2.35

[1] Restated to reflect the product transfers between Innovative Medicines and Alcon announced on October 24, 2017 and January 24, 2018.
[2] For Financial instruments accounted for as fair value through profit and loss, as of January 1, 2018, unrealized gains/losses on financial assets are shown under Financial assets - fair value adjustments, due to the change in IFRS 9 (see Note 2).

[3] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Group – Second quarter

(USD millions unless indicated otherwise)	Q2 2018 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	Q2 2018 Core results	Q2 2017 Core results

Gross profit	8 975	853	69	6	86	9 989	9 147

Operating income	2 484	868	262	64	-137	3 541	3 235

Income before taxes	8 219	948	262	-5 727	-127	3 575	3 380

Taxes[5]	-451					-564	-514

Net income	7 768					3 011	2 866
Basic EPS (USD)[6]	3.34					1.29	1.22

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-4 477	853	69	6	86	-3 463	-3 347

The following are adjustments to arrive at Core Operating Income

Selling, General & Administration	-4 193			8	-5	-4 190	-3 809

Research & Development	-2 276	15	51	7	22	-2 181	-2 029

Other income	543			-8	-354	181	232

Other expense	-565		142	51	114	-258	-306

The following are adjustments to arrive at Core Income before taxes

Income from associated companies	5 932	80		-5 791	10	231	325

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms; Income from associated companies includes USD 80 million for the Novartis share of the estimated Roche core items.

[2] Impairments: Cost of goods sold and Research & Development include impairment charges related to intangible assets; Other expense includes impairment charges related to property, plant and equipment.

[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: Cost of goods sold, Selling, General & Administration, Research & Development and Other expense include charges related to acquisitions; Other income and Other expense also include transitional service-fee income and expenses and other items related to the portfolio transformation; Income from associated companies includes the pre-tax gain of USD 5.8 billion on the sale of the 36.5% investment in GSK Consumer Healthcare Holdings Ltd.

[4] Other items: Cost of goods sold and Other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites; Cost of goods sold also includes inventory write-off and other product recall related costs; Selling, General & Administration includes a reversal of a provision; Research & Development, Other income and Other expense include other restructuring income and charges and related items; Research & Development also includes a fair value adjustment of a contingent consideration liability, a charge for onerous contracts and amortization of option rights; Other income and Other expense also include fair value adjustments on financial assets and divestment gains and losses on financial assets; Other income also includes product divestment gains, releases of accruals and a legal settlement gain; Other expense also includes legal-related items; Income from associated companies includes an adjustment of USD 10 million for the Novartis share of the estimated GSK Consumer Healthcare Holdings Ltd. core items.

[5] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 4.6 billion to arrive at the core results before tax amounts to USD 113 million. The average tax rate on the adjustments is 2.4%, since the estimated full year core tax charge of 15.8% has been applied to the pre-tax income of the period.

[6] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Group – First half

(USD millions unless indicated otherwise)	H1 2018 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	H1 2018 Core results	H1 2017 Core results

Gross profit	17 549	1 706	83	8	168	19 514	17 721

Operating income	4 931	1 736	281	92	-159	6 881	6 245

Income before taxes	10 628	2 028	281	-5 699	-138	7 100	6 552

Taxes[5]	-832					-1 107	-996

Net income	9 796					5 993	5 556
Basic EPS (USD)[6]	4.21					2.58	2.35

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-8 832	1 706	83	8	168	-6 867	-6 558

The following are adjustments to arrive at Core Operating Income

Selling, General & Administration	-8 116			14	-5	-8 107	-7 278

Research & Development	-4 396	30	52	9	13	-4 292	-4 013

Other income	950			-16	-655	279	442

Other expense	-1 056		146	77	320	-513	-627

The following are adjustments to arrive at Core Income before taxes

Income from associated companies	6 084	292		-5 791	21	606	677

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms; Income from associated companies includes USD 292 million for the Novartis share of the estimated Roche core items.

[2] Impairments: Cost of goods sold and Research & Development include impairment charges related to intangible assets; Other expense includes impairment charges related to property, plant and equipment.

[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: Cost of goods sold, Selling, General & Administration, Research & Development and Other expense include charges related to acquisitions; Other income and Other expense also include transitional service-fee income and expenses and other items related to the portfolio transformation; Income from associated companies includes the pre-tax gain of USD 5.8 billion on the sale of the 36.5% investment in GSK Consumer Healthcare Holdings Ltd.

[4] Other items: Cost of goods sold and Other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites and charges related to changes in a contractual agreement; Cost of goods sold also includes inventory write-off and other product recall related costs; Selling, General & Administration includes a reversal of a provision; Research & Development, Other income and Other expense include other restructuring income and charges and related items; Research & Development also includes fair value adjustments of contingent consideration liabilities, a charge for onerous contracts and amortization of option rights; Other income and Other expense also include fair value adjustments on financial assets and divestment gains and losses on financial assets; Other income also includes product divestment gains, divestment gains on property, plant and equipment, releases of accruals and a legal settlement gain; Other expense also includes legal-related items; Income from associated companies includes an adjustment of USD 21 million for the Novartis share of the estimated GSK Consumer Healthcare Holdings Ltd. core items.

[5] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 3.5 billion to arrive at the core results before tax amounts to USD 275 million. The average tax rate on the adjustments is 7.8%, since the estimated full year core tax charge of 15.6% has been applied to the pre-tax income of the period.

[6] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Innovative Medicines – Second quarter

(USD millions)	Q2 2018 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	Q2 2018 Core results	Q2 2017 restated Core results [5]

Gross profit	6 979	508	10	6	42	7 545	6 810

Operating income	2 252	520	165	63	-146	2 854	2 496

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-2 359	508	10	6	42	-1 793	-1 651

The following are adjustments to arrive at Core Operating Income

Selling, General & Administration	-2 778			8	-5	-2 775	-2 496

Research & Development	-1 931	12	51	7	5	-1 856	-1 708

Other income	297				-215	82	55

Other expense	-315		104	42	27	-142	-165

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Cost of goods sold and Research & Development include impairment charges related to intangible assets; Other expense includes impairment charges related to property, plant and equipment.

[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: Cost of goods sold, Selling, General & Administration, Reserach & Development and Other expense include charges related to acquisitions; Other expense also includes items related to the portfolio transformation.

[4] Other items: Cost of goods sold and Other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites; Cost of goods sold also includes an inventory write-off; Selling, General & Administration includes a reversal of a provision; Research & Development includes a charge for onerous contracts; Other income and Other expense include other restructuring income and charges and related items; Other income also includes product divestment gains and releases of accruals; Other expense also includes fair value adjustments on financial assets and legal-related items.

[5] Restated to reflect the product transfers between Innovative Medicines and Alcon announced on October 24, 2017 and January 24, 2018.

CORE RESULTS – Reconciliation from IFRS results to core results – Innovative Medicines – First half

(USD millions)	H1 2018 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	H1 2018 Core results	H1 2017 restated Core results [5]

Gross profit	13 495	1 011	10	8	99	14 623	13 180

Operating income	4 387	1 036	169	86	-193	5 485	4 851

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-4 632	1 011	10	8	99	-3 504	-3 190

The following are adjustments to arrive at Core Operating Income

Selling, General & Administration	-5 333			14	-5	-5 324	-4 782

Research & Development	-3 714	25	52	9	-18	-3 646	-3 387

Other income	508				-381	127	151

Other expense	-569		107	55	112	-295	-311

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Cost of goods sold and Research & Development include impairment charges related to intangible assets; Other expense includes impairment charges related to property, plant and equipment.

[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: Cost of goods sold, Selling, General & Administration, Reserach & Development and Other expense include charges related to acquisitions; Other expense also includes items related to the portfolio transformation.

[4] Other items: Cost of goods sold and Other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites and charges related to changes in a contractual agreement; Cost of goods sold also includes an inventory write-off; Selling, General & Administration includes a reversal of a provision; Research & Development includes fair value adjustments of contingent consideration liabilities and a charge for onerous contracts; Other income and Other expense include other restructuring income and charges and related items and fair value adjustments on financial assets; Other income also includes product divestment gains and releases of accruals; Other expense also includes legal-related items.

[5] Restated to reflect the product transfers between Innovative Medicines and Alcon announced on October 24, 2017 and January 24, 2018.

CORE RESULTS – Reconciliation from IFRS results to core results – Sandoz – Second quarter

(USD millions)	Q2 2018 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items	Other items [3]	Q2 2018 Core results	Q2 2017 Core results

Gross profit	1 099	95	20		44	1 258	1 226

Operating income	328	95	58		-1	480	497

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-1 404	95	20		44	-1 245	-1 269

The following are adjustments to arrive at Core Operating Income

Other income	127				-65	62	39

Other expense	-110		38		20	-52	-49

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets.
[2] Impairments: Cost of goods sold includes impairment charges related to intangible assets; Other expense includes impairment charges related to property, plant and equipment.
[3] Other items: Cost of goods sold and Other expense include restructuring and other charges related to the Group-wide rationalization of manufacturing sites; Cost of goods sold also includes inventory write-off and other product recall related costs; Other income and Other expense include other restructuring income and charges and related items; Other income also includes a legal settlement gain.

CORE RESULTS – Reconciliation from IFRS results to core results – Sandoz – First half

(USD millions)	H1 2018 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items	Other items [3]	H1 2018 Core results	H1 2017 Core results

Gross profit	2 279	192	34		69	2 574	2 416

Operating income	737	192	73		-23	979	957

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-2 802	192	34		69	-2 507	-2 546

The following are adjustments to arrive at Core Operating Income

Other income	240				-143	97	49

Other expense	-193		39		51	-103	-94

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets.
[2] Impairments: Cost of goods sold includes impairment charges related to intangible assets; Other expense includes impairment charges related to property, plant and equipment.
[3] Other items: Cost of goods sold and Other expense include restructuring and other charges related to the Group-wide rationalization of manufacturing sites; Cost of goods sold also includes inventory write-off and other product recall related costs; Other income and Other expense include other restructuring income and charges and related items; Other income also includes product divestment gains and a legal settlement gain; Other expense also includes legal-related items.

CORE RESULTS – Reconciliation from IFRS results to core results – Alcon – Second quarter

(USD millions)	Q2 2018 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items	Other items [3]	Q2 2018 Core results	Q2 2017 restated Core results [4]

Gross profit	880	250	39			1 169	1 068

Operating loss/income	65	253	39		-19	338	291

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-939	250	39			-650	-641

The following are adjustments to arrive at Core Operating Income

Research & Development	-150	3			17	-130	-126

Other income	62				-52	10	7

Other expense	-29				16	-13	-9

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Cost of goods sold includes impairment charges related to intangible assets.
[3] Other items: Research & Development includes amortization of option rights and a fair value adjustment of a contingent consideration liability; Other income and Other expense include other restructuring income and charges and related items; Other income also includes fair value adjustments on a financial asset; Other expense also includes legal-related items.

[4] Restated to reflect the product transfers between Innovative Medicines and Alcon announced on October 24, 2017 and January 24, 2018.

CORE RESULTS – Reconciliation from IFRS results to core results – Alcon – First half

(USD millions)	H1 2018 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items	Other items [3]	H1 2018 Core results	H1 2017 restated Core results [4]

Gross profit	1 742	503	39			2 284	2 044

Operating income	155	508	39		-4	698	549

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-1 859	503	39			-1 317	-1 257

The following are adjustments to arrive at Core Operating Income

Research & Development	-288	5			31	-252	-245

Other income	81				-62	19	15

Other expense	-43				27	-16	-11

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Cost of goods sold includes impairment charges related to intangible assets.
[3] Other items: Research & Development includes amortization of option rights and a fair value adjustment of a contingent consideration liability; Other income and Other expense include other restructuring income and charges and related items; Other income also includes fair value adjustments on a financial asset; Other expense also includes legal-related items.

[4] Restated to reflect the product transfers between Innovative Medicines and Alcon announced on October 24, 2017 and January 24, 2018.

CORE RESULTS – Reconciliation from IFRS results to core results – Corporate – Second quarter

(USD millions)	Q2 2018 IFRS results	Amortization of intangible assets	Impairments	Acquisition or divestment of businesses and related items [1]	Other items [2]	Q2 2018 Core results	Q2 2017 Core results

Gross profit	17					17	43

Operating loss	-161			1	29	-131	-49

The following are adjustments to arrive at Core Operating Loss

Other income	57			-8	-22	27	131

Other expense	-111			9	51	-51	-83

[1] Acquisition or divestment of businesses and related items, including restructuring and integration charges: Other income and Other expense include transitional service-fee income and expenses and other items related to the portfolio transformation.

[2] Other items: Other income and Other expense include fair value adjustments on financial assets, restructuring charges and related items and divestment gains and losses on financial assets.

CORE RESULTS – Reconciliation from IFRS results to core results – Corporate – First half

(USD millions)	H1 2018 IFRS results	Amortization of intangible assets	Impairments	Acquisition or divestment of businesses and related items [1]	Other items [2]	H1 2018 Core results	H1 2017 Core results

Gross profit	33					33	81

Operating loss	-348			6	61	-281	-112

The following are adjustments to arrive at Core Operating Loss

Other income	121			-16	-69	36	227

Other expense	-251			22	130	-99	-211

[1] Acquisition or divestment of businesses and related items, including restructuring and integration charges: Other income and Other expense include transitional service-fee income and expenses and other items related to the portfolio transformation.

[2] Other items: Other income and Other expense include fair value adjustments on financial assets, restructuring charges and related items and divestment gains and losses on financial assets; Other income also includes divestment gains on property, plant & equipment.

Income from associated companies

(USD millions)	Q2 2018	Q2 2017	H1 2018	H1 2017

Share of estimated Roche reported results	183	155	371	329

Prior-year adjustment			-125	-67

Amortization of additional intangible assets recognized by Novartis on initial accounting for the equity interest	-37	-36	-75	-72

Net income effect from Roche Holding AG	146	119	171	190

Share of estimated GSK Consumer Healthcare Holdings Ltd. reported results [1]	-8	79	119	176

Prior-year adjustment			4	47

Amortization of additional intangible assets recognized by Novartis on initial accounting for the equity interest		-3	-3	-4

Gain on divestment of GSK Consumer Healthcare Holdings Ltd., pre-tax	5 791		5 791

Net income effect from GlaxoSmithKline Consumer Healthcare Holdings Ltd.	5 783	76	5 911	219

Others	3	20	2	21

Income from associated companies	5 932	215	6 084	430

1 On March 27, 2018, Novartis entered into the agreement to divest its 36.5% investment in GSK Consumer Healthcare Holdings Ltd. to GSK. As a result, equity accounting was discontinued starting from April 1, 2018. The share of estimated GSK Consumer Healthcare Holdings Ltd. results in Q2 2018 is due to true-up of prior quarter estimated income. The transaction closed on June 1, 2018, see Note 3.

Core income from associated companies

(USD millions)	Q2 2018	Q2 2017	H1 2018	H1 2017

Income from associated companies	5 932	215	6 084	430

Share of estimated Roche core adjustments	80	93	159	159

Roche prior year adjustment			133	70

Share of estimated GSK Consumer Healthcare Holdings Ltd. core adjustments [1]	10	16	20	36

GSK Consumer Healthcare Holdings Ltd. prior year adjustment			1	-19

Gain on divestment of GSK Consumer Healthcare Holdings Ltd., pre-tax	-5 791		-5 791

Others		1		1

Core income from associated companies	231	325	606	677

1 On March 27, 2018, Novartis entered into the agreement to divest its 36.5% investment in GSK Consumer Healthcare Holdings Ltd. to GSK. As a result, equity accounting was discontinued starting from April 1, 2018. The share of estimated GSK Consumer Healthcare Holdings Ltd. core adjustments in Q2 2018 is due to true-up of prior quarter estimated core adjustments. The transaction closed on June 1, 2018, see Note 3.

Condensed consolidated changes in net debt

Second quarter

(USD millions)	Q2 2018	Q2 2017

Change in cash and cash equivalents	6 633	284

Change in marketable securities, commodities, financial debts and financial derivatives	1 845	612

Reduction in net debt	8 478	896

Net debt at April 1	-27 688	-23 020

Net debt at June 30	-19 210	-22 124

First half

(USD millions)	H1 2018	H1 2017

Change in cash and cash equivalents	3 586	849

Change in marketable securities, commodities, financial debts and financial derivatives	-3 749	-6 948

Increase in net debt	-163	-6 099

Net debt at January 1	-19 047	-16 025

Net debt at June 30	-19 210	-22 124

Components of net debt

(USD millions)	Jun 30, 2018	Jun 30, 2017

Non-current financial debts	-22 760	-22 999

Current financial debts and derivative financial instruments	-9 596	-7 562

Total financial debt	-32 356	-30 561

Less liquidity:

Cash and cash equivalents	12 446	7 856

Marketable securities, commodities, time deposits and derivative financial instruments	700	581

Total liquidity	13 146	8 437

Net debt at June 30	-19 210	-22 124

Share information

	Jun 30, 2018	Jun 30, 2017

Number of shares outstanding	2 321 740 340	2 342 890 231

Registered share price (CHF)	75.28	79.80

ADR price (USD)	75.54	83.47

Market capitalization (USD billions)[1]	175.7	195.2

Market capitalization (CHF billions)[1]	174.8	187.0

[1] Market capitalization is calculated based on the number of shares outstanding (excluding treasury shares). Market capitalization in USD is based on the market capitalization in CHF converted at the year end CHF/USD exchange rate.

Free cash flow

Second quarter

(USD millions)	Q2 2018	Q2 2017	Change

Operating income	2 484	2 280	204

Reversal of non-cash items
Depreciation, amortization and impairments	1 536	1 354	182

Change in provisions and other non-current liabilities	124	101	23

Other	-103	-71	-32

Operating income adjusted for non-cash items	4 041	3 664	377

Dividends received from associated companies and others	254	426	-172

Interest and other financial receipts	76	-7	83

Interest and other financial payments	-182	-216	34

Taxes paid	-516	-467	-49

Payments out of provisions and other net cash movements in non-current liabilities	-138	-142	4

Change in inventory and trade receivables less trade payables	-137	-188	51

Change in other net current assets and other operating cash flow items	544	512	32

Cash flows from operating activities	3 942	3 582	360

Purchase of property, plant & equipment	-331	-332	1

Proceeds from sales of property, plant & equipment	6	7	-1

Purchase of intangible assets	-289	-221	-68

Proceeds from sales of intangible assets	221	180	41

Purchase of financial assets	-42	-46	4

Proceeds from sales of financial assets	60	68	-8

Purchase of other non-current assets	-9	5	-14

Proceeds from sales of other non-current assets	4	0	4

Free cash flow	3 562	3 243	319

Free cash flow

First half

(USD millions)	H1 2018	H1 2017	Change

Operating income	4 931	4 202	729

Reversal of non-cash items
Depreciation, amortization and impairments	2 790	3 130	-340

Change in provisions and other non-current liabilities	272	32	240

Other	-91	-166	75

Operating income adjusted for non-cash items	7 902	7 198	704

Dividends received from associated companies and others	718	864	-146

Interest and other financial receipts	126	42	84

Interest and other financial payments	-391	-346	-45

Taxes paid	-983	-904	-79

Payments out of provisions and other net cash movements in non-current liabilities	-295	-290	-5

Change in inventory and trade receivables less trade payables	-879	-771	-108

Change in other net current assets and other operating cash flow items	258	-166	424

Cash flows from operating activities	6 456	5 627	829

Purchase of property, plant & equipment	-690	-676	-14

Proceeds from sales of property, plant & equipment	51	16	35

Purchase of intangible assets	-728	-431	-297

Proceeds from sales of intangible assets	415	383	32

Purchase of financial assets	-87	-177	90

Proceeds from sales of financial assets	69	208	-139

Purchase of other non-current assets	-13	-43	30

Proceeds from sales of other non-current assets	4	1	3

Free cash flow	5 477	4 908	569

Principal currency translation rates

Second quarter

	Average rates Q2 2018	Average rates Q2 2017	Period-end rates Jun 30, 2018	Period-end rates Jun 30, 2017

1 CHF	1.015	1.015	1.005	1.044

1 CNY	0.157	0.146	0.151	0.148

1 EUR	1.192	1.100	1.163	1.142

1 GBP	1.361	1.279	1.311	1.301

100 JPY	0.916	0.900	0.904	0.893

100 RUB	1.612	1.749	1.595	1.683

First half

	Average rates H1 2018	Average rates H1 2017	Period-end rates Jun 30, 2018	Period-end rates Jun 30, 2017

1 CHF	1.035	1.005	1.005	1.044

1 CNY	0.157	0.145	0.151	0.148

1 EUR	1.211	1.083	1.163	1.142

1 GBP	1.376	1.258	1.311	1.301

100 JPY	0.920	0.890	0.904	0.893

100 RUB	1.685	1.726	1.595	1.683

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “continues,” “on track,” “intention,” “to seek,” “to become,” “progress,” “strategic review,” “proposed,” “growth investments,” “strategic,” “launch,” “would,” “outlook,” “momentum,” “launched,” “positive CHMP opinions,” “expected,” “intends,” “confidence,” “potential,” “strategy,” “priority,” “priorities,” “priority review,” “pipelines,” “pipeline,” “subject to,” “expecting,” “expect,” “will,” “continued,” “continue,” “planned,” “focus,” “plans,” “plan,” “progressing,” “growth drivers,” “clinical development,” “ongoing,” “initiate,” “submission,” “to advance,” “aims,” “fast track,” “Breakthrough Therapy designation,” “filing,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; or regarding the proposed 100% spinoff of the Alcon Division, including express or implied discussions regarding the potential financial or other impact on Novartis, and the potential strategic benefits, synergies or opportunities expected as a result of the proposed spinoff; or regarding the potential impact on Novartis of the completed acquisition of AveXis Inc., including express or implied discussions regarding potential future sales or earnings of Novartis, and any potential strategic benefits, synergies or opportunities expected from the acquisition; or regarding the potential financial or other impact of the other significant acquisitions and reorganizations of recent years; or regarding the potential impact of the share buyback; or regarding potential future sales or earnings of the Novartis Group or any of its divisions or potential shareholder returns; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward looking statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Neither can there be any guarantee that the proposed 100% spinoff of the Alcon Division will be approved by our shareholders, or that it will be completed, or completed as currently proposed, or at any particular time. Nor can there be any guarantee that Novartis will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the proposed 100% spinoff of the Alcon Division, or that the proposed spinoff will in fact maximize shareholder value. Neither can there be any guarantee that Novartis will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the significant acquisitions and reorganizations of recent years. Nor can there be any guarantee that shareholders will achieve any particular level of shareholder returns. Neither can there be any guarantee that the Group, or any of its divisions, will be commercially successful in the future, or achieve any particular credit rating or financial results. In particular, our expectations could be affected by, among other things: global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures and requirements for increased pricing transparency; regulatory actions or delays or government regulation generally, including potential regulatory actions or delays with respect to the development of the products described in this release; the potential that the proposed 100% spinoff of the Alcon Division may not be approved by our shareholders, or that it may not be completed, or completed as currently proposed, or at any particular time; the potential that the strategic benefits, synergies or opportunities expected from the proposed 100% spinoff of the Alcon Division may not be realized or may take longer to realize than expected, or that the proposed spinoff may not in fact maximize shareholder value; the potential that the strategic benefits, synergies or opportunities expected from the significant acquisitions and reorganizations of recent years may not be realized or may take longer to realize than expected; the inherent uncertainties involved in predicting shareholder returns; the uncertainties inherent in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products which commenced in prior years and will continue this year; safety, quality or manufacturing issues; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, intellectual property disputes and government investigations generally; uncertainties involved in the development or adoption of potentially transformational technologies and business models; general political and economic conditions, including uncertainties regarding the effects of ongoing instability in various parts of the world; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and uncertainties regarding potential significant breaches of data security or data privacy, or disruptions of our information technology systems; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis Group companies. Remicade® is a registered trademark of Janssen Biotech, Inc. Humira® is a registered trademark of AbbVie Inc. AT LISA® is a registered trademark of Carl Zeiss Meditec AG. Stelara® is a registered trademark of Janssen Biotech, Inc.

About Novartis
Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic and biosimilar pharmaceuticals and eye care. Novartis has leading positions globally in each of these areas. In 2017, the Group achieved net sales of USD 49.1 billion, while R&D throughout the Group amounted to approximately USD 9.0 billion. Novartis Group companies employ approximately 125,000 full-time-equivalent associates. Novartis products are sold in approximately 155 countries around the world. For more information, please visit http://www.novartis.com.

Important dates
October 18, 2018            Third quarter results 2018
November 5, 2018          Novartis R&D update London
November 27, 2018        Alcon capital markets day New York
December 4, 2018           Alcon capital markets day London